# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 8-K

### CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

**Date of Report: April 3, 2012**
(Date of earliest event reported)



## GOLDRICH MINING COMPANY
(Exact name of registrant as specified in its charter)

Commission File Number: **001-06412**
_____

| | |
|---|---|
| **Alaska** | **91-0742812** |
| (State or other jurisdiction of incorporation) | (IRS Employer Identification No.) |

**2607 Southeast Blvd, Suite B211
Spokane, Washington  99223**
(Address of principal executive offices, including zip code)

**(509) 535-7367**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01          Entry into a Material Definitive Agreement.**

**Letter of Intent Signed with Nyac Gold, LLC**

On April 3, 2012, Goldrich Mining Company ("Goldrich" and "the Registrant"), through its wholly owned subsidiary, Goldrich Placer, LLC, an Alaska limited liability company ("Goldrich Placer"), entered into a binding Letter of Intent ("LOI") to create a joint-venture company ("the JV") with NyacAU , LLC, an Alaska limited liability company. ("Nyac Gold"). Under the terms of the LOI, Nyac Gold, LLC will contribute a funding package of loans and equity that, subject to the timing of production, are estimated to total approximately $8.5 million and Goldrich will contribute a lease to all its right, title and interest with respect to placer gold mining on its Chandalar property.  The agreement covers production from all placers on Goldrich's Chandalar property including, but not limited to, Little Squaw Creek, Big Squaw Creek, Big Creek and Tobin Creek, as well as all future properties within two miles of these claims or within the creek drainages to their termination that come from the Chandalar claim block.

Goldrich also granted to joint venture the right to exercise its option to purchase the 2% royalty interest in certain of the mining claims and interest covered by the placer claims at the Chandalar property covered by the joint venture. Payment of the purchase price of $0.25 million for the royalty interest will be deemed a loan to the joint venture from Nyac Gold. The loan would carry interest at the greater of prime plus 2% or 10% and would be repaid from Goldrich's portion of production. Goldrich would also have the exclusive right to purchase back the royalty at any time. The royalty would be extinguished upon payback of the loan or purchase by Goldrich.

As part of the agreement, Goldrich Placer and Nyac Gold, LLC will form a 50:50 joint venture through the formation of an Alaska limited liability company to operate the Chandalar placer mines, with Nyac Gold acting as managing partner and with Nyac Gold and Goldrich Placer being to only two members. Nyac Gold and Goldrich Placer have agreed to negotiate a formal operating agreement for the joint venture limited liability company within 60 days of the execution of the LOI.  Until such time as the formal operating agreement is agreed to and executed by Nyac Gold and Goldrich Placer, the LOI provisions will act as the interim operating agreement of the parties.

If the parties do not execute a definitive operating agreement within 60 days of the execution of the LOI, the parties shall dissolve the joint venture, unless otherwise agreed to by both parties.  Upon dissolution, Nyac Gold shall have priority in the repayment of all lines of credit and loans to the joint venture and the placer claims of the joint venture will revert back to Goldrich unemcumbered by any rights or interests of the joint venture or Nyac Gold.  Goldrich will be solely responsible for the repayment of the loans to Goldrich regarding direct drilling services (as described below) and for the repayment of the loan related to the purchase of the royalty interest, if exercised by the joint venture.

Nyac Gold's contribution funding package includes an effectively non-interest bearing loan, to the joint venture, sufficient in amount to bring the placers at Chandalar into commercial production. This amount is currently estimated to total $7.2 million, subject to timing of production, consisting of approximately $3.6 million for start-up costs, $2.4 million for capital expenditures for mining equipment as well as $1.2 million for lease/purchase payments of mining equipment to Goldrich. The loan will earn interest at the applicable short-term federal rate, currently 0.25%, but is effectively a non-interest bearing loan as Goldrich Placer will receive a special payment from the joint venture equal to the interest paid to Nyac Gold on this loan. Nyac Gold has also agreed to advance Goldrich $0.95 million at the greater of prime plus 2% or 10% interest for direct drilling costs with Blackrock Drilling, a drilling company in which the owners of Nyac Gold have a majority interest. The loan for drilling costs will be secured by an interest over the placer gold production from the Chandalar properties.  The balance of the funding package, $0.35 million, is to be provided by an equity financing for the purchase of common stock from Goldrich by J. Michael James, the manager and principal of Nyac Gold. The price per share in the equity financing will be the 90-day weighted volume average price of Goldrich stock on the last business day proceeding the signing of the definitive documents for the joint venture agreement.

The loans of Nyac Gold are to be repaid from future production. Once all loans have been repaid and working capital and budgeted reserves have been established, profits from the placer production will be paid out on a 50:50 basis to each of the joint venture partners.

The LOI and the definitive operating agreement will contain provisions permitting Goldrich to conduct exploration activities regarding its lode claims at the Chandalar property.  In the event the lode exploration activities are such that the activities substantially interfere with placer operations for more than 30 days or effectively prevent the joint venture from recovery of placer gold in an area of the claims, then Goldrich or its designee shall provide notice of a withdrawal of claims under LOI or definitive operating agreement and the joint venture will be compensated for the loss of such portion of the claims as provided for in the LOI or the definitive operating agreement.

**Financing Summary**

A summary of the financing package is as follows:

| | |
|---|---:|
| Estimated 2012 Start-up Costs | $3,600,000 |
| Estimated Capital Expenditures | 2,400,000 |
| Estimated Lease/Purchase of Equipment from Goldrich | 1,200,000 |
| Loan from Nyac Gold, LLC to Joint Venture with Interest at 0.25% | 7,200,000 |
| Loan from Nyac Gold, LLC to GRMC with Interest at greater of prime plus 2% or 10% | 950,000 |
| **To Be Paid Back From Production** | 8,150,000 |
| | |
| Equity Financing - Purchase of Common Stock | 350,000 |
| **Total** | **$8,500,000** |

The total amount financed by Nyac Gold will be affected by timing of payback from production. The joint venture will commence payments to Nyac Gold as soon as production begins.

The joint venture will be subject to certain minimum production requirements beginning in the year 2015. The minimum production requirement for 2015 shall be a quantity sufficient to distribute 1,500 ounces of gold to Goldrich, after the allocation of revenue to operating expenses, payment of loans to Nyac Gold, distributions for mining license taxes and production royalties, reserves. The minimum production requirements for 2016 and each year thereafter shall be a quantity sufficient to distribute 1,500 ounces of gold to each of the parties (3,000 ounces total) after allocation of revenue as required by the LOI. If those production requirements are not met, then the minimum production requirements for the year. The minimum production requirement shall be averaged for the years 2015, 2016 and 2017. If the joint venture has produced sufficient gold based on a three-year rolling average to meet the total distribution requirement of 4,500 ounces to Goldrich by the end of the 2017 season or sooner, the joint venture shall be deemed to have met such requirements for each year. Thereafter, the annual minimum production requirement shall be deemed met if the joint venture meets the total distribution requirement based on an average of a minimum of 1,500 ounces to each member over a rolling three-year period. In the event the price of gold falls below $1,500 per ounce, as established by the London PM on December 1 of each year for the years in which minimum production is required, then the annual minimum production requirement of 1,500 ounces as described above will be reduced by 100 ounces for each $100 per ounce decrease in the price, to the minimum price of $1,000 per ounce for that year. If the joint venture has not met the minimum production requirements by the end of the 2017 season, then the joint venture may be dissolved and wound up as provided for in the LOI or definitive operating agreement.

**Item 3.02          Unregistered Sale of Equity Securities.**

Pursuant to the signing of a binding Letter of Intent with NyacAU, LLC on April 3, 2012, Goldrich will issue common shares with a market value of $0.35 million. The price per share in the equity financing will be the 90-day weighted volume average price of Goldrich common stock on the last business day proceeding the signing of the definitive documents for the joint venture agreement. Goldrich will also issue 300,000 five-year stock options at an exercise price of $0.20 per share of common stock from Goldrich's employee stock incentive program to Dr. J. Michael James, who is the owner and manager of NyacAU, LLC.

The common shares and options will be placed within the United States solely to an "accredited investor" as defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended (the "Securities Act") pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 506 of Regulation D. In determining the availability of this exemption, the Registrant will rely on representations made by the investor in the subscription agreement pursuant to which the securities will be purchased under the private placement.

**Item 7.01**        **Regulation FD Disclosure.**

On April 4, 2012, the Registrant issued the press release attached hereto as Exhibit 99.1 announcing the closing of the private placement.  In accordance with General Instruction B.2 of Form 8-K, the information set forth in Item 7.01of this Current Report on Form 8-K and in the press release is deemed to be "furnished" and shall not be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.  The information set forth in Item 7.01 of this Current Report on Form 8-K shall not be deemed an admission as to the materiality of any information in this Current Report on Form 8-K that is required to be disclosed solely to satisfy the requirements of Regulation FD.

**Item 9.01**        **Financial Statements and Exhibits.**

(d) Exhibits

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Binding Letter of Intent |
| 99.2 | Leased Mining Claims |
| 99.3 | State of Alaska Mining Claims Map |
| 99.4 | Net Asset Value Calculation Example |
| 99.5 | Promissory Note |
| 99.6 | Form UCC1 – UCC Financing Statement |
| 99.7 | Drilling Services Agreement |
| 99.8 | Promissory Note (#2) |
| 99.9 | Assignment of Option and Right of First Refusal |
| 99.10 | Promissory Note (#3) |
| 99.11 | Press Release, dated April 4, 2012* |

* This exhibit is intended to be furnished to, not filed with, the SEC pursuant to Item 7.01 above.

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**GOLDRICH MINING COMPANY**
(Registrant)

Dated: April 9, 2012                    By:     /s/ Ted R. Sharp

                                              Ted R. Sharp
                                              Chief Financial Officer

Exhibit 99.1

## MEMORANDUM OF AGREEMENT

NOTICE IS HEREBY PROVIDED that under that certain Term Sheet entered into effective as of the 2nd day of April, 2012, by and between **Goldrich Placer, LLC**, an Alaska limited liability company whose mailing address is 2607 Southeast Blvd., Suite B211, Spokane, Washington 99223-7614, **Goldrich Mining Company** (f/k/a Little Squaw Mining Company), an Alaska corporation whose mailing address is 2607 Southeast Blvd., Suite B211, Spokane, Washington 99223-7614, and **NyacAU, LLC**, an Alaska limited liability company whose mailing address is 1634 West 13th Avenue, Anchorage, Alaska 99501, ("Agreement") the parties have agreed in exchange for the mutual promises and other valuable consideration set forth in the Agreement, that **Goldrich NyacAU Placer, LLC**, an Alaska limited liability company whose mailing address is 1634 West 13th Avenue, Anchorage, Alaska 99501, shall have the exclusive right to conduct exploration for, evaluate the possible development of, and engage in development and placer gold mining operations (including but not limited to the mining, extraction, production, handling, milling, processing, and marketing, if applicable, of placer gold) with respect to all placer gold subject to the mining claims identified in **Exhibit A** attached hereto.

This Memorandum of Agreement is executed for the sole purpose of affording notice of the existence of the Agreement pursuant to AS 38.05.270. Nothing in this Memorandum of Agreement shall be deemed to modify, alter, or supersede the rights and obligations of the parties as set forth in the Agreement.

EXECUTED this 3rd day of April, 2012.

**GOLDRICH MINING COMPANY** and
**GOLDRICH PLACER, LLC**


By: _William V. Schara_
William V. Schara, CEO/PRESIDENT

**NyacAU, LLC**

By:_____

J. Michael James, Manager

RECORD IN THE FAIRBANKS RECORDING DISTRICT

AFTER RECORDING RETURN TO:

Barbra Z. Nault, Esq.
Bankston Gronning O'Hara, P.C.
601 West 5th Avenue, Suite 900
Anchorage, Alaska 99501

T3289\10\MOA FINAL2

Exhibit 99.2

## Exhibit 1
## Leased Mining Claims

### Part A
### Unpatented Alaska State Traditional Mining Claims
### Chandalar Mining District

| ADL # | Claim Name | Creek Location | Township Range F.M. | Quarter Quarter Section |
|---|---|---|---|---|
| 319523 | No. 2 Below Discovery | Big Squaw Creek | 32N 3W | S28 |
| 319524 | No. 3 Below Discovery | Big Squaw Creek | 32N 3W | S28 & S27 |
| 319525 | No. 4 Below Discovery | Big Squaw Creek | 32N 3W | S27 & S28 |
| 319526 | No. 5 Below Discovery | Big Squaw Creek | 32N 3W | S27 & S22 |
| 319527 | No. 6 Below Discovery | Big Squaw Creek | 32N 3W | S22 |
| 319528 | Spring Creek #4 | Spring Creek | 32N 3W | S22 |
| 319529 | Spring Creek #3 | Spring Creek | 32N 3W | S22 |
| 319530 | Spring Creek #2 | Spring Creek | 32N 3W | S23 |
| 319531 | Spring Creek #1 | Spring Creek | 32N 3W | S23 |
| 319532 | No. 1 Below Discovery | Little Squaw Creek | 32N 3W | S23 & S26 |
| 319533 | Discovery | Little Squaw Creek | 32N 3W | S26 |
| 515440 | No. 2 Below Discovery | Tobin Creek | 31N 3W | S6 & S7 |
| 515441 | No. 3 Below Discovery | Tobin Creek | 31N 3W/4W | S6, S7 & S1, S12 |
| 515442 | No. 4 Below Discovery | Tobin Creek | 31N 3W/4W | S7 & S12 |
| 515443 | No. 4 Below Fraction | Tobin Creek | 31N 4W | S12 |
| 515444 | Discovery | Woodchuck Creek | 31N 3W | S6 |
| 515445 | No. 2 Above Discovery | Little Squaw Creek | 32N 3W | S26 |
| 515447 | Upper Discovery | Big Creek | 31N 3W | S10 |
| 515452 | No. 5 Below Upper Discovery | Big Creek | 31N 3W | S9, S10, S15 & S16 |
| 515468 | Shamrock Lode | Little Squaw Peak | 31N 3W | S3 |
| 515469 | Rex Lode | Little Squaw Peak | 31N 3W | S3 |
| 515470 | Summit | Little Squaw Peak | 31N 3W | S3 |

**EXHIBIT 1**

| ADL # | Claim Name | Creek Location | Township Range F.M. | Quarter Quarter Section |
|---|---|---|---|---|
| 515471 | Chandalar Lode | Little Squaw Peak | 31N 3W | S4 |
| 515472 | West Chandalar | Little Squaw Peak | 32N 3W | S33 |
| 515473 | Star East Fraction | Little Squaw Peak | 31N 3W | S10 |
| 515474 | Golden Eagle Fraction | Little Squaw Peak | 31N 3W | S10 |
| 645852 | No. 2 Above Discovery | Little Squaw Creek | 32N 3W | S26 |
| 663873 | No. 1 Below Upper Discovery | Big Creek | 31N 3W | S10 |
| 663874 | N0. 4 Above Discovery | Little Squaw Creek | 32N 3W | S34 |
| 641349 | LSQ #2 | Little Squaw Creek | 32N 3W | NE NE S34 |
| 641350 | LSQ #3 | Little Squaw Creek | 32N 3W | NW NW S35 |
| 641351 | LSQ #4 | Little Squaw Creek | 32N 3W | SW SW S24 |
| 641352 | GDM #1 AMD | Big Creek | 31N 3W | NW NE S10 |
| 641353 | GDM #2 AMD | Big Creek | 31N 3W | SE NW S10 |
| 641354 | GDM #3 | Big Creek | 31N 3W | NW SE S10 |
| 641355 | GDM #4 | Big Creek | 31N 3W | SE SW S10 |
| 641356 | GDM #5 | Big Creek | 31N 3W | SW SW S10 |
| 641357 | GRMC #6 | Big Creek | 31N 3W | NE NE S16 |
| 641358 | GRMC #7 | Big Creek | 31N 3W | SW NE S16 |
| 641359 | GRMC #8 | Big Creek | 31N 3W | NW SE S16 |
| 641360 | GRMC #9 | Big Creek | 31N 3W | SE SW S16 |
| 641361 | GRMC #10 | Big Creek | 31N 3W | NE NW S21 |
| 641362 | GRMC #11 | Big Creek | 31N 3W | NW NW S21 |
| 641363 | GRMC #12 | Big Creek | 31N 3W | SW NW S21 |
| 641364 | GRMC #13 | Big Creek | 31N 3W | NW SW S21 |

| ADL # | Claim Name | Creek Location | Township Range F.M. | Quarter Quarter Section |
|---|---|---|---|---|
| 641365 | GRMC #14 | Big Creek | 31N 3W | SW SW S21 |
| 641366 | GRMC #15 | Big Creek | 31N 3W | NE NW S28 |
| 641367 | GRMC #16 | Big Creek | 31N 3W | SW NE 28 |
| 641368 | GDM #17 AMD | Big Creek | 31N 3W | SE SE S9 |
| 667284 | GRMC #30 | Big Creek | 31N 3W | NW NW S28 |
| 649584 | GDM #18 | Big Creek | 31N 3W | NE SE S28 |
| 649585 | GDM #19 | Big Creek | 31N 3W | SW SW S27 |
| 649586 | GDM #20 | Big Creek | 31N 3W | SE SW S27 |
| 649587 | GDM #21 | Big Creek | 31N 3W | NW NE S34 |
| 649588 | GDM #22 | Big Creek | 31N 3W | NE NE S34 |
| 649589 | GDM #23 | Big Creek | 31N 3W | SE NE S34 |
| 649590 | GDM #24 | Big Creek | 31N 3W | NW SW S35 |
| 649591 | GDM #25 | Big Creek | 31N 3W | SW SW S35 |
| 649592 | GDM #26 | Big Creek | 31N 3W | SE SE S34 |

# Exhibit 1
## Leased Mining Claims

## Part B
### MTRSC Quarter Section State Mining Claims
### Chandalar Mining District

| ADL # | Claim Name | Township Range F.M. | Quarter Section |
|---|---|---|---|
| 641504 | LSGMC 312 | 31N 3W | NW S7 |
| 641505 | LSGMC 313 | 31N 3W | SW S6 |
| 641506 | LSGMC 314 | 31N 3W | NW S6 |
| 641507 | LSGMC 413 | 31N 3W | SE S6 |
| 641508 | LSGMC 414 | 31N 3W | NE S6 |
| 641509 | LSGMC 513 | 31N 3W | SW S5 |
| 641510 | LSGMC 514 | 31N 3W | NW S5 |
| 641511 | LSGMC 612 | 31N 3W | NE S8 |
| 641512 | LSGMC 613 | 31N 3W | SE S5 |
| 641513 | LSGMC 614 | 31N 3W | NE S5 |
| 641514 | LSGMC 615 | 32N 3W | SE S32 |
| 641515 | LSGMC 711 | 31N 3W | SW S9 |
| 641516 | LSGMC 712 | 31N 3W | NW S9 |
| 641517 | LSGMC 713 | 31N 3W | SW S4 |
| 641518 | LSGMC 714 | 31N 3W | NW S4 |
| 641519 | LSGMC 715 | 32N 3W | SW S33 |
| 641520 | LSGMC 716 | 32N 3W | NW S33 |
| 641521 | LSGMC 811 | 31N 3W | SE S9 |
| 641522 | LSGMC 812 | 31N 3W | NE S9 |
| 641523 | LSGMC 813 | 31N 3W | SE S4 |
| 641524 | LSGMC 814 | 31N 3W | NE S4 |
| 641525 | LSGMC 815 | 32N 3W | SE S33 |
| 641526 | LSGMC 816 | 32N 3W | NE S33 |
| 641527 | LSGMC 817 | 32N 3W | SE S28 |
| 641528 | LSGMC 910 | 31N 3W | NW S15 |
| 641529 | LSGMC 911 | 31N 3W | SW S10 |
| 641530 | LSGMC 912 | 31N 3W | NW S10 |
| 641531 | LSGMC 913 | 31N 3W | SW S3 |
| 641532 | LSGMC 914 | 31N 3W | NW S3 |
| 641633 | LSGMC 915 | 32N 3W | SW S34 |
| 641534 | LSGMC 916 | 32N 3W | NW S34 |
| 641535 | LSGMC 917 | 32N 3W | SW S27 |
| 641536 | LSGMC 918 | 32N 3W | NW S27 |
| 641537 | LSGMC 919 | 32N 3W | SW S22 |
| 641538 | LSGMC 1010 | 31N 3W | NE S15 |
| 641539 | LSGMC 1011 | 31N 3W | SE S10 |

| ADL # | Claim Name | Township Range F.M. | Quarter Section |
|---|---|---|---|
| 641540 | LSGMC 1012 | 31N 3W | NE S10 |
| 641541 | LSGMC 1013 | 31N 3W | SE S3 |
| 641542 | LSGMC 1014 | 31N 3W | NE S3 |
| 641543 | LSGMC 1015 | 32N 3W | SE S34 |
| 641544 | LSGMC 1016 | 32N 3W | NE S34 |
| 641545 | LSGMC 1017 | 32N 3W | SE S27 |
| 641546 | LSGMC 1018 | 32N 3W | NE S27 |
| 641547 | LSGMC 1019 | 32N 3W | SE S22 |
| 641548 | LSGMC 1112 | 31N 3W | NW S11 |
| 641549 | LSGMC 1113 | 31N 3W | SW S2 |
| 641550 | LSGMC 1114 | 31N 3W | NW S2 |
| 641551 | LSGMC 1115 | 32N 3W | SW S35 |
| 641552 | LSGMC 1116 | 32N 3W | NW S35 |
| 641553 | LSGMC 1117 | 32N 3W | SW S26 |
| 641554 | LSGMC 1118 | 32N 3W | NW S26 |
| 641555 | LSGMC 1119 | 32N 3W | SW S23 |
| 641556 | LSGMC 1216 | 32N 3W | NE S35 |
| 641557 | LSGMC 1219 | 32N 3W | SE S23 |
| 641558 | LSGMC 1316 | 32N 3W | NW S36 |
| 645239 | LSGMC 616 | 32N 3W | NE S32 |
| 645240 | LSGMC 1020 | 32N 3W | NE S22 |
| 645241 | LSGMC 1120 | 32N 3W | NW S23 |
| 645242 | LSGMC 1214 | 31N 3W | NE S2 |
| 645243 | LSGMC 1215 | 32N 3W | SE S35 |
| 645244 | LSGMC 1217 | 32N 3W | SE S26 |
| 645245 | LSGMC 1218 | 32N 3W | NE S26 |
| 645246 | LSGMC 1220 | 32N 3W | NE S23 |
| 553169 | LSGMC 1317 | 32N 3W | SW S25 |
| 653068 | LSGMC 315 | 32N 3W | SW S31 |
| 653069 | LSGMC 415 | 32N 3W | SE S31 |
| 653070 | LSGMC 515 | 32N 3W | SW S32 |
| 653071 | LSGMC 316 | 32N 3W | NW S31 |
| 653072 | LSGMC 416 | 32N 3W | NE S31 |
| 653073 | LSGMC 516 | 32N 3W | NW S32 |
| 653074 | LSGMC 1514 | 31N 2W | NW S6 |
| 653075 | LSGMC 1414 | 31N 3W | NE S1 |
| 653076 | LSGMC 1314 | 31N 3W | NW S1 |
| 653077 | LSGMC 1318 | 32N 3W | NW S25 |
| 653078 | LSGMC 1715 | 32N 2W | SW S32 |
| 653079 | LSGMC 1615 | 32N 2W | SE S31 |
| 653080 | LSGMC 1515 | 32N 2W | SW S31 |
| 653081 | LSGMC 1415 | 32N 3W | SE S36 |

| ADL # | Claim Name | Township Range F.M. | Quarter Section |
|---|---|---|---|
| 653082 | LSGMC 1315 | 32N 3W | SW S36 |
| 653083 | LSGMC 1816 | 32N 2W | NE S32 |
| 653084 | LSGMC 1716 | 32N 2W | NW S32 |
| 653085 | LSGMC 1616 | 32N 2W | NE S31 |
| 653086 | LSGMC 1516 | 32N 2W | NW S31 |
| 653087 | LSGMC 1416 | 32N 3W | NE S36 |
| 653088 | LSGMC 1717 | 32N 2W | SW S29 |
| 653089 | LSGMC 1617 | 32N 2W | SE S30 |
| 653090 | LSGMC 1517 | 32N 2W | SW S30 |
| 653091 | LSGMC 1417 | 32N 3W | SE S25 |
| 657650 | LSGMC 110 | 31N 4W | NW S13 |
| 657651 | LSGMC 111 | 31N 4W | SW S12 |
| 657652 | LSGMC 211 | 31N 4W | SE S12 |
| 661131 | LSGMC 1319 | 32N 3W | SW S24 |
| 661132 | LSGMC 920 | 32N 3W | NW S22 |
| 709124 | LSGMC 107 | 31N 4W | SW S24 |
| 709125 | LSGMC 108 | 31N 4W | NW S24 |
| 709126 | LSGMC 109 | 31N 4W | SW S13 |
| 709127 | LSGMC 207 | 31N 4W | SE S24 |
| 709128 | LSGMC 208 | 31N 4W | NE S24 |
| 709129 | LSGMC 209 | 31N 4W | SE S13 |
| 709130 | LSGMC 210 | 31N 4W | NE S13 |
| 709131 | LSGMC 307 | 31N 3W | SW S19 |
| 709132 | LSGMC 308 | 31N 3W | NW S19 |
| 709133 | LSGMC 309 | 31N 3W | SW S18 |
| 709134 | LSGMC 310 | 31N 3W | NW S18 |
| 709135 | LSGMC 311 | 31N 3W | SW S7 |
| 709136 | LSGMC 407 | 31N 3W | SE S19 |
| 709137 | LSGMC 408 | 31N 3W | NE S19 |
| 709138 | LSGMC 409 | 31N 3W | SE S18 |
| 709139 | LSGMC 410 | 31N 3W | NE S18 |
| 709140 | LSGMC 411 | 31N 3W | SE S7 |
| 709141 | LSGMC 412 | 31N 3W | NE S7 |
| 709142 | LSGMC 507 | 31N 3W | SW S20 |
| 709143 | LSGMC 508 | 31N 3W | NW S20 |
| 709144 | LSGMC 509 | 31N 3W | SW S17 |
| 709145 | LSGMC 510 | 31N 3W | NW S17 |
| 709146 | LSGMC 511 | 31N 3W | SW S8 |
| 709147 | LSGMC 512 | 31N 3W | NW S8 |
| 709148 | LSGMC 607 | 31N 3W | SE S20 |
| 709149 | LSGMC 608 | 31N 3W | NE S20 |
| 709150 | LSGMC 609 | 31N 3W | SE S17 |

| ADL # | Claim Name | Township Range F.M. | Quarter Section |
|---|---|---|---|
| 709151 | LSGMC 610 | 31N 3W | NE S17 |
| 709152 | LSGMC 611 | 31N 3W | SE S8 |
| 709153 | LSGMC 709 | 31N 3W | SW S16 |
| 709154 | LSGMC 710 | 31N 3W | NW S16 |
| 709155 | LSGMC 809 | 31N 3W | SE S16 |
| 709156 | LSGMC810 | 31N 3W | NE S16 |
| 663875 | 1614 | 31N 2W | NE S6 |
| 663876 | 1714 | 31N 2W | NW S5 |
| 663877 | 1814 | 31N 2W | NE S5 |
| 663878 | 1815 | 31N 2W | SE S32 |
| 663879 | 1817 | 31N 2W | SE S29 |
| 663880 | 1914 | 31N 2W | NW S4 |
| 663881 | 1915 | 32N 2W | SW S33 |
| 663882 | 1916 | 32N 2W | NW S33 |
| 663883 | 1917 | 32N 2W | SW S28 |
| 663884 | 2015 | 32N 2W | SE S33 |
| 663885 | 2016 | 32N 2W | NE S33 |
| 663886 | 2017 | 32N 2W | SE S28 |

# Exhibit 1
## Leased Mining Claims

## Part C
### Patented State Mining Claims
### Chandalar Mining District

| US Patent # | Claim Name | BLM Serial No. | Recording |
|---|---|---|---|
| 1022769 | Little Squaw Quartz Lode<br>Big Squaw Quartz Lode<br>Sine Lode<br>Cosine Fraction Lode<br>Crystal Quartz Lode | AKF 001374 | 184/1/Misc. Rec./90<br>USMS 1746 |
| 1024558 | Tobin Quartz Claim Lode<br>Mikado Lode Claim<br>Little Mikado Lode Claim | AKF 001373 | 185/1/Misc. Rec./95<br>USMS 1745 |
| 1036358 | Golden Eagle Lode Claim<br>Bonanza Lode<br>Eneveloe Lode | AKF 001887 | 98/1/Deeds/137<br>USMS 1995 |
| 1036359 | Star No. 1 Lode<br>Star No. 2 Lode<br>Star No. 3 Lode | AKF 001888 | 95/1/Deeds/128<br>USMS 1996 |
| 1036360 | Cosine Lode Claim | AKF 001889 | 99/1/Deeds/141<br>USMS 1997 |
| 1036361 | Crystal No. 2 Lode | AKF 001890 | 100/1/Deeds/144<br>USMS 1998 |
| 1036362 | No. 1 Above on Little Squaw Creek Placer | AKF 0011891 | 97/1/Deeds/134<br>USMS 1999 |
| 1085903 | Jupiter Lode Claim<br>Woodchuck Lode Claim | AKF 003020 | 125/1/Deeds/176<br>USMS 1629 |
| 1085904 | Venus Lode Mining Claim | AKF 003021 | 126/1/Deeds/179<br>USMS 1630 |
| 1088433 | Cosine No. 1<br>Cosine No. 2 | AKF 003081 | 127/1/Deeds/181<br>USMS 1628 |
| 1094946 | Spring Creek Mill Site | AKF 003021A | 130/1/Deeds/186<br>USMS 1633 |

Exhibit 99.3


GOLDRICH MINING COMPANY
SQUAW LAKE
LITTLE SQUAW LAKE
Mining Camp
Settling Ponds
Settling Ponds
Open Pit Little Squaw Creek Gold Mine
Spring Cr.
Little Squaw Cr.
Big Squaw Cr.
LITTLE SQUAW
CRYSTAL
ENEVELOE
SUMMIT
MIKADO
McLellan Cr.
St. Mary's Cr.
Woodchuck Cr.
Squirrel Cr.
Mill
Tobin
Boulder Cr.
Big Cr.
R 2 W
R 3 W
R 4 W
T 32 N
T 31 N
Mile
11 additional 40 acre MTRSC claims along Big Creek south of map border.
LEGEND
Goldrich-Patented federal mining claims and 5 acre patented mill site (Spring Creek)
Goldrich-Traditional and Quarter/Quarter Section MTRSC 40 acre state mining claims
Goldrich-Quarter Section MTRSC 160 acre state mining claims (numbered claim name prefix is LSGMC).
Goldrich - Quarter Section MTRSC 40 acre state mining claims awarded by the Alaska Superior Court and subject to Alaska Supreme Court appeal.
Airstrip
Road
Old Mine site
Winter Trail
Goldrich Mining Co. 10/10/11_n.cdr
State Mining Claims Map Key
MAP # | CLAIM NAME | GEOGRAPHIC LOCATION
17 | No. 2 Below Discovery | Big Squaw Creek
18 | No. 3 Below Discovery | Big Squaw Creek
19 | No. 4 Below Discovery | Big Squaw Creek
20 | No. 5 Below Discovery | Big Squaw Creek
21 | No. 6 Below Discovery | Big Squaw Creek
22 | Spring Creek # 4 | Spring Creek
23 | Spring Creek # 3 | Spring Creek
24 | Spring Creek # 2 | Spring Creek
25 | Spring Creek # 1 | Spring Creek
26 | No. 1 Below Discovery | Little Squaw Creek
27 | Discovery | Little Squaw Creek
15 | No. 2 Below Discovery | Tobin Creek
14 | No. 3 Below Discovery | Tobin Creek
13 | No. 4 Below Discovery | Tobin Creek
12 | No. 4 Below Fraction | Tobin Creek
16 | Discovery | Woodchuck Creek
1 | No. 2 Above Discovery | Little Squaw Creek
4 | Upper Discovery | Big Creek
3 | No. 5 Below Upper Discovery | Big Creek
7 | Shamrock Lode | Little Squaw Peak
11 | Rex Lode | Little Squaw Peak
8 | Summit | Little Squaw Peak
9 | Chandalar Lode | Little Squaw Peak
10 | West Chandalar | Little Squaw Peak
5 | Star East Fraction | Little Squaw Peak
6 | Golden Eagle Fraction | Little Squaw Peak
2 | 2004 No. 2 Above Discovery | Little Squaw Creek
28 | No. 4 Above Discovery | Little Squaw Creek
29 | LSQ No. 2 | Little Squaw Creek
30 | LSQ No. 3 | Little Squaw Creek
31 | LSQ No 4 | Graves Creek Flats

EXHIBIT 2

Exhibit 99.4

**Net Asset Value Calculation Example**

**Calculated Net Profit**

|  | | |
|---|---|---|
| A Contained gold in selected area | | 36,000 |
| B LBMA PM Gold Fix Price | | $ 1,650 |
| A x B = C Calculated contained gross gold value | | $ 59,400,000 |

Calculated cost to mine

| | | | | |
|---|---|---|---|---|
| D | Production cost per ounce of gold for year 1 | $ 680 | | |
| E | Production cost per ounce of gold for year 2 | $ 650 | | |
| (D + E)/2 = F | Average production cost per ounce of gold | $ 665 | $ | 665 |

| | | | |
|---|---|---|---|
| =A | Multiply by total ounces | | 36,000 |
| A x F = G | Total calculated production cost | | $ 23,940,000 |

| | | |
|---|---|---|
| C - G = H Total calculated net profit | | $ 35,460,000 |
| H/A = I | Calculated net profit per ounce of gold produced | $ 985 |

**Calculated Production Rate and Term of Cash Flow**

Calculated production rate

| | | | |
|---|---|---|---|
| J | Ounces of gold produced for year 1 | 10,000 | |
| K | Ounces of gold produced for year 2 | 12,000 | |
| (J + K)/2 = L | Average production rate | 11,000 | 11,000 |
| A/L = M | Calculated Term (Contained gold/production rate) | | 3.27 |

**Interest Rate for Equivalent Term Treasury Bill plus 2%**

| | |
|---|---|
| N | 3% |

**Present Value of Calculated Production**

| | | Year | Calculated production - ozs of gold | Calculated Net Profit | Present Value |
|---|---|---|---|---|---|
| O* | | 1 | 11,000 | $ 10,835,000 | $10,519,417 |
| P* | | 2 | 11,000 | $ 10,835,000 | $10,213,027 |
| Q* | | 3 | 11,000 | $ 10,835,000 | $9,915,560 |
| R* | | 3.27 | 3,000 | $ 2,955,000 | $2,682,747 |
| | | | | $ 35,460,000 | |
| S** | **Net Asset Value** | | | | $33,330,751 |

* O,P,Q.R: Calculated production is based on line L . Calculated net profit is equal to the calculated production times line I. Present value is calculated using interest rate on line N.

** Net Asset Value is sum of present value of line O,P,Q, & R.

**EXHIBIT 3**

Exhibit 99.5

# PROMISSORY NOTE

| | | | |
|---|---|---|---|
| Amount: | $7,000.00 | Date: | April 2, 2012 |
| Borrower: | Goldrich NyacAU Placer, LLC | Lender: | NyacAU, LLC |
| | 1634 West 13th Avenue | | 1634 West 13th Avenue |
| | Anchorage, Alaska 99501 | | Anchorage, Alaska 99501 |

**PROMISE TO PAY.** Goldrich NyacAU Placer, LLC ("Borrower") promises to pay NyacAU, LLC ("Lender"), or order, in lawful money of the United States of America, the Principal Amount (as defined below) or so much as may be outstanding, together with annual interest on the unpaid outstanding principal balance equal to the Applicable Federal Rate (Short Term) (as of the date hereof). Interest shall be calculated from the date of each advance until repayment of each advance.

**PRINCIPAL AMOUNT.** As used herein, the term "Principal Amount" means the amount indicated above plus all sums advanced by Lender or its affiliates, including J. Michael James, Nyac Mining Company, LLC, Bear Leasing LLC, to Borrower arising subsequent to January 15, 2012.

**PAYMENT.** Borrower will pay this loan in accordance with the terms and conditions of that certain Term Sheet executed by Goldrich Placer, LLC, and NyacAU, LLC, the Members of Goldrich NyacAU Placer, LLC, and effective on April 2, 2012, incorporated by reference herein, until this Note is paid in full. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest then to principal.

**PREPAYMENT.** Borrower may pay without penalty all or a portion of the amount owed earlier than it is due.

**DEFAULT.** Borrower will be in default if any of the following happens:

(a) Borrower fails to make any payment due.

(b) Borrower breaks any promise Borrower has made to Lender, or Borrower fails to comply with or to perform when due any other term, obligation, covenant, or condition contained in this Note or any agreement related to this Note, or in any other agreement or loan Borrower has with Lender ("Related Documents").

(c) Borrower defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the Related Documents.

(d) Any representation or statement made or furnished to Lender by Borrower or on Borrower's behalf is false or misleading in any material respect either now or at the time made or furnished.

(e)    Borrower becomes insolvent, a receiver is appointed for any part of Borrower's property. Borrower makes an assignment for the benefit of creditors, or any proceeding is commenced either by Borrower or against Borrower under any bankruptcy or insolvency laws.

(f)    Any creditor tries to take any of Borrower's property on or in which Lender has a lien or security interest.

(g)    Any Member of Goldrich NyacAU Placer, LLC, is dissolved or subject to a change of control or any of the other events described in this default section occurs with respect to any Member of Goldrich NyacAU Placer, LLC.

(h)    A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of the indebtedness is impaired.

(i)    Lender in good faith deems itself insecure.

If any default, other than a default in payment, is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default: (a) cures the default within fifteen (15) days; or (b) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, without notice, and then Borrower will pay that amount. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower also will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's reasonable attorneys' fees and Lender's legal expenses whether or not there is a lawsuit, including reasonable attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law. This Note has been delivered to Lender and accepted by Lender in the state of Alaska. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the Alaska state courts in the Third Judicial District, or at Lender's option, to the jurisdiction of the courts wherever any property in which Lender has a security interest is located. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other. This Note shall be governed by and construed in accordance with the laws of the State of Alaska.

LINE OF CREDIT. This Note evidences a revolving line of credit. Advances under this Note may be requested either orally or in writing by Borrower or by an authorized person. Lender may, but need not, require that all oral requests be confirmed in writing. All communications, instructions, or directions by telephone or otherwise to Lender are to be directed to Lender's office shown above. The following party or parties are authorized to request advances under the line of credit until Lender receives from Borrower at Lender's address shown above written notice of revocation of their authority: J. Michael James. Borrower agrees to be liable for all sums advanced in accordance with the instructions of an authorized person. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender's internal records, including computer printouts. Lender will have no obligation to advance funds under this Note if: (a) Borrower or any Member of Goldrich NyacAU Placer, LLC is in default under the terms of this Note or any agreement that Borrower or any such Member has with Lender, including any agreement made in connection with the signing of this Note; (b) Borrower or any Member of Goldrich NyacAU Placer, LLC ceases doing business or is insolvent; (c) Borrower has applied funds provided pursuant to this Note for purposes other than those authorized by Lender; or (d) Lender in good faith deems itself insecure under this Note or any other agreement between Lender and Borrower.

STATUTE OF LIMITATIONS. The limitations period for enforcing this Note and each Related Document is ten (10) years from the date of discovery of Borrowers' breach or act of default by Lender.

TRANSFERS IN TRUST. Borrower covenants with Lender that it has not, and warrants to Lender that until all obligations of Borrower under this Note have been satisfied and Borrower has been released by Lender in writing, Borrower will not transfer any assets of Borrower into a trust or similar entity to be held for the benefit of Borrower or any other entity or individual, in any manner which precludes Lender's access to such assets in the event of default. Borrower agrees that any transfer in violation of this provision of this Note is void as to Lender.

GENERAL PROVISIONS. Lender may delay or forego enforcing any of its rights or remedies under this Note without losing them, Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, protest and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan, or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE AND ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THE NOTE.

BORROWER:

GOLDRICH NYACAU PLACER, LLC

By:_____

J. Michael James, Manager, NyacAU, LLC,
Manager of Goldrich NyacAU Placer, LLC

Exhibit 99.6

[redacted]

## UCC FINANCING STATEMENT

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

A. NAME & PHONE OF CONTACT AT FILER (optional)

B. SEND ACKNOWLEDGMENT TO: (Name and Address)

Barbra Z. Nault
Bankston Gronning O'Hara, P.C.
601 West 5th Avenue, Suite 900
Anchorage, Alaska 99501

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

**1. DEBTOR'S EXACT FULL LEGAL NAME** - insert only one debtor name (1a or 1b) - do not abbreviate or combine names

| | | | | | |
|---|---|---|---|---|---|
| 1a. ORGANIZATION'S NAME<br>GOLDRICH NYACAU PLACER, LLC | | | | | |
| OR 1b. INDIVIDUAL'S LAST NAME | FIRST NAME | MIDDLE NAME | | | SUFFIX |
| 1c. MAILING ADDRESS<br>1634 WEST 13TH AVENUE | CITY<br>ANCHORAGE | STATE<br>AK | POSTAL CODE<br>99501 | | COUNTRY<br>USA |
| 1d. SEE INSTRUCTIONS \| ADD'L INFO RE ORGANIZATION DEBTOR | 1e. TYPE OF ORGANIZATION<br>LLC | 1f. JURISDICTION OF ORGANIZATION<br>ALASKA | 1g. ORGANIZATIONAL ID #, if any | | ☐ NONE |

**2. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME** - insert only one debtor name (2a or 2b) - do not abbreviate or combine names

| | | | | | |
|---|---|---|---|---|---|
| 2a. ORGANIZATION'S NAME<br>GOLDRICH MINING COMPANY | | | | | |
| OR 2b. INDIVIDUAL'S LAST NAME | FIRST NAME | MIDDLE NAME | | | SUFFIX |
| 2c. MAILING ADDRESS<br>2607 SOUTHEAST BLVD., SUITE B211 | CITY<br>SPOKANE | STATE<br>WA | POSTAL CODE<br>99223-7614 | | COUNTRY<br>USA |
| 2d. SEE INSTRUCTIONS \| ADD'L INFO RE ORGANIZATION DEBTOR | 2e. TYPE OF ORGANIZATION | 2f. JURISDICTION OF ORGANIZATION | 2g. ORGANIZATIONAL ID #, if any<br>4381D | | ☐ NONE |

**3. SECURED PARTY'S NAME** (or NAME of TOTAL ASSIGNEE of ASSIGNOR S/P) - insert only one secured party name (3a or 3b)

| | | | | |
|---|---|---|---|---|
| 3a. ORGANIZATION'S NAME<br>NYACAU, LLC | | | | |
| OR 3b. INDIVIDUAL'S LAST NAME | FIRST NAME | MIDDLE NAME | | SUFFIX |
| 3c. MAILING ADDRESS<br>1634 WEST 13TH AVENUE | CITY<br>ANCHORAGE | STATE<br>AK | POSTAL CODE<br>99501 | COUNTRY<br>USA |

4. This FINANCING STATEMENT covers the following collateral:

ALL PLACER GOLD LOCATED ON OR PRODUCED FROM THE STATE MINING CLAIMS, OWNED REAL PROPERTY, AND PATENTED LANDS HELD BY GOLDRICH MINING COMPANY, AS IDENTIFIED IN ATTACHMENT 1 TO THIS FINANCING STATEMENT.

5. ALTERNATIVE DESIGNATION (if applicable): ☐ LESSEE/LESSOR ☐ CONSIGNEE/CONSIGNOR ☐ BAILEE/BAILOR ☐ SELLER/BUYER ☐ AG. LIEN ☐ NON-UCC FILING

6. ☐ This FINANCING STATEMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS. Attach Addendum [if applicable] 7. Check to REQUEST SEARCH REPORT(S) on Debtor(s) [ADDITIONAL FEE] [optional] ☐ All Debtors ☐ Debtor 1 ☐ Debtor 2

8. OPTIONAL FILER REFERENCE DATA

EXHIBIT 5

# Exhibit 1
## Leased Mining Claims

## Part A
### Unpatented Alaska State Traditional Mining Claims
### Chandalar Mining District

| ADL # | Claim Name | Creek Location | Township Range F.M. | Quarter Quarter Section |
|---|---|---|---|---|
| 319523 | No. 2 Below Discovery | Big Squaw Creek | 32N 3W | S28 |
| 319524 | No. 3 Below Discovery | Big Squaw Creek | 32N 3W | S28 & S27 |
| 319525 | No. 4 Below Discovery | Big Squaw Creek | 32N 3W | S27 & S28 |
| 319526 | No. 5 Below Discovery | Big Squaw Creek | 32N 3W | S27 & S22 |
| 319527 | No. 6 Below Discovery | Big Squaw Creek | 32N 3W | S22 |
| 319528 | Spring Creek #4 | Spring Creek | 32N 3W | S22 |
| 319529 | Spring Creek #3 | Spring Creek | 32N 3W | S22 |
| 319530 | Spring Creek #2 | Spring Creek | 32N 3W | S23 |
| 319531 | Spring Creek #1 | Spring Creek | 32N 3W | S23 |
| 319532 | No. 1 Below Discovery | Little Squaw Creek | 32N 3W | S23 & S26 |
| 319533 | Discovery | Little Squaw Creek | 32N 3W | S26 |
| 515440 | No. 2 Below Discovery | Tobin Creek | 31N 3W | S6 & S7 |
| 515441 | No. 3 Below Discovery | Tobin Creek | 31N 3W/4W | S6, S7 & S1, S12 |
| 515442 | No. 4 Below Discovery | Tobin Creek | 31N 3W/4W | S7 & S12 |
| 515443 | No. 4 Below Fraction | Tobin Creek | 31N 4W | S12 |
| 515444 | Discovery | Woodchuck Creek | 31N 3W | S6 |
| 515445 | No. 2 Above Discovery | Little Squaw Creek | 32N 3W | S26 |
| 515447 | Upper Discovery | Big Creek | 31N 3W | S10 |
| 515452 | No. 5 Below Upper Discovery | Big Creek | 31N 3W | S9, S10, S15 & S16 |
| 515468 | Shamrock Lode | Little Squaw Peak | 31N 3W | S3 |
| 515469 | Rex Lode | Little Squaw Peak | 31N 3W | S3 |
| 515470 | Summit | Little Squaw Peak | 31N 3W | S3 |

| ADL # | Claim Name | Creek Location | Township Range F.M. | Quarter Quarter Section |
|---|---|---|---|---|
| 515471 | Chandalar Lode | Little Squaw Peak | 31N 3W | S4 |
| 515472 | West Chandalar | Little Squaw Peak | 32N 3W | S33 |
| 515473 | Star East Fraction | Little Squaw Peak | 31N 3W | S10 |
| 515474 | Golden Eagle Fraction | Little Squaw Peak | 31N 3W | S10 |
| 645852 | No. 2 Above Discovery | Little Squaw Creek | 32N 3W | S26 |
| 663873 | No. 1 Below Upper Discovery | Big Creek | 31N 3W | S10 |
| 663874 | N0. 4 Above Discovery | Little Squaw Creek | 32N 3W | S34 |
| 641349 | LSQ #2 | Little Squaw Creek | 32N 3W | NE NE S34 |
| 641350 | LSQ #3 | Little Squaw Creek | 32N 3W | NW NW S35 |
| 641351 | LSQ #4 | Little Squaw Creek | 32N 3W | SW SW S24 |
| 641352 | GDM #1 AMD | Big Creek | 31N 3W | NW NE S10 |
| 641353 | GDM #2 AMD | Big Creek | 31N 3W | SE NW S10 |
| 641354 | GDM #3 | Big Creek | 31N 3W | NW SE S10 |
| 641355 | GDM #4 | Big Creek | 31N 3W | SE SW S10 |
| 641356 | GDM #5 | Big Creek | 31N 3W | SW SW S10 |
| 641357 | GRMC #6 | Big Creek | 31N 3W | NE NE S16 |
| 641358 | GRMC #7 | Big Creek | 31N 3W | SW NE S16 |
| 641359 | GRMC #8 | Big Creek | 31N 3W | NW SE S16 |
| 641360 | GRMC #9 | Big Creek | 31N 3W | SE SW S16 |
| 641361 | GRMC #10 | Big Creek | 31N 3W | NE NW S21 |
| 641362 | GRMC #11 | Big Creek | 31N 3W | NW NW S21 |
| 641363 | GRMC #12 | Big Creek | 31N 3W | SW NW S21 |
| 641364 | GRMC #13 | Big Creek | 31N 3W | NW SW S21 |

| ADL # | Claim Name | Creek Location | Township Range F.M. | Quarter Quarter Section |
|---|---|---|---|---|
| 641365 | GRMC #14 | Big Creek | 31N 3W | SW SW S21 |
| 641366 | GRMC #15 | Big Creek | 31N 3W | NE NW S28 |
| 641367 | GRMC #16 | Big Creek | 31N 3W | SW NE 28 |
| 641368 | GDM #17 AMD | Big Creek | 31N 3W | SE SE S9 |
| 667284 | GRMC #30 | Big Creek | 31N 3W | NW NW S28 |
| 649584 | GDM #18 | Big Creek | 31N 3W | NE SE S28 |
| 649585 | GDM #19 | Big Creek | 31N 3W | SW SW S27 |
| 649586 | GDM #20 | Big Creek | 31N 3W | SE SW S27 |
| 649587 | GDM #21 | Big Creek | 31N 3W | NW NE S34 |
| 649588 | GDM #22 | Big Creek | 31N 3W | NE NE S34 |
| 649589 | GDM #23 | Big Creek | 31N 3W | SE NE S34 |
| 649590 | GDM #24 | Big Creek | 31N 3W | NW SW S35 |
| 649591 | GDM #25 | Big Creek | 31N 3W | SW SW S35 |
| 649592 | GDM #26 | Big Creek | 31N 3W | SE SE S34 |

**Exhibit 1**
**Leased Mining Claims**

**Part B**
**MTRSC Quarter Section State Mining Claims**
**Chandalar Mining District**

| ADL # | Claim Name | Township Range F.M. | Quarter Section |
|---|---|---|---|
| 641504 | LSGMC 312 | 31N 3W | NW S7 |
| 641505 | LSGMC 313 | 31N 3W | SW S6 |
| 641506 | LSGMC 314 | 31N 3W | NW S6 |
| 641507 | LSGMC 413 | 31N 3W | SE S6 |
| 641508 | LSGMC 414 | 31N 3W | NE S6 |
| 641509 | LSGMC 513 | 31N 3W | SW S5 |
| 641510 | LSGMC 514 | 31N 3W | NW S5 |
| 641511 | LSGMC 612 | 31N 3W | NE S8 |
| 641512 | LSGMC 613 | 31N 3W | SE S5 |
| 641513 | LSGMC 614 | 31N 3W | NE S5 |
| 641514 | LSGMC 615 | 32N 3W | SE S32 |
| 641515 | LSGMC 711 | 31N 3W | SW S9 |
| 641516 | LSGMC 712 | 31N 3W | NW S9 |
| 641517 | LSGMC 713 | 31N 3W | SW S4 |
| 641518 | LSGMC 714 | 31N 3W | NW S4 |
| 641519 | LSGMC 715 | 32N 3W | SW S33 |
| 641520 | LSGMC 716 | 32N 3W | NW S33 |
| 641521 | LSGMC 811 | 31N 3W | SE S9 |
| 641522 | LSGMC 812 | 31N 3W | NE S9 |
| 641523 | LSGMC 813 | 31N 3W | SE S4 |
| 641524 | LSGMC 814 | 31N 3W | NE S4 |
| 641525 | LSGMC 815 | 32N 3W | SE S33 |
| 641526 | LSGMC 816 | 32N 3W | NE S33 |
| 641527 | LSGMC 817 | 32N 3W | SE S28 |
| 641528 | LSGMC 910 | 31N 3W | NW S15 |
| 641529 | LSGMC 911 | 31N 3W | SW S10 |
| 641530 | LSGMC 912 | 31N 3W | NW S10 |
| 641531 | LSGMC 913 | 31N 3W | SW S3 |
| 641532 | LSGMC 914 | 31N 3W | NW S3 |
| 641633 | LSGMC 915 | 32N 3W | SW S34 |
| 641534 | LSGMC 916 | 32N 3W | NW S34 |
| 641535 | LSGMC 917 | 32N 3W | SW S27 |
| 641536 | LSGMC 918 | 32N 3W | NW S27 |
| 641537 | LSGMC 919 | 32N 3W | SW S22 |
| 641538 | LSGMC 1010 | 31N 3W | NE S15 |
| 641539 | LSGMC 1011 | 31N 3W | SE S10 |

| ADL # | Claim Name | Township Range F.M. | Quarter Section |
|---|---|---|---|
| 641540 | LSGMC 1012 | 31N 3W | NE S10 |
| 641541 | LSGMC 1013 | 31N 3W | SE S3 |
| 641542 | LSGMC 1014 | 31N 3W | NE S3 |
| 641543 | LSGMC 1015 | 32N 3W | SE S34 |
| 641544 | LSGMC 1016 | 32N 3W | NE S34 |
| 641545 | LSGMC 1017 | 32N 3W | SE S27 |
| 641546 | LSGMC 1018 | 32N 3W | NE S27 |
| 641547 | LSGMC 1019 | 32N 3W | SE S22 |
| 641548 | LSGMC 1112 | 31N 3W | NW S11 |
| 641549 | LSGMC 1113 | 31N 3W | SW S2 |
| 641550 | LSGMC 1114 | 31N 3W | NW S2 |
| 641551 | LSGMC 1115 | 32N 3W | SW S35 |
| 641552 | LSGMC 1116 | 32N 3W | NW S35 |
| 641553 | LSGMC 1117 | 32N 3W | SW S26 |
| 641554 | LSGMC 1118 | 32N 3W | NW S26 |
| 641555 | LSGMC 1119 | 32N 3W | SW S23 |
| 641556 | LSGMC 1216 | 32N 3W | NE S35 |
| 641557 | LSGMC 1219 | 32N 3W | SE S23 |
| 641558 | LSGMC 1316 | 32N 3W | NW S36 |
| 645239 | LSGMC 616 | 32N 3W | NE S32 |
| 645240 | LSGMC 1020 | 32N 3W | NE S22 |
| 645241 | LSGMC 1120 | 32N 3W | NW S23 |
| 645242 | LSGMC 1214 | 31N 3W | NE S2 |
| 645243 | LSGMC 1215 | 32N 3W | SE S35 |
| 645244 | LSGMC 1217 | 32N 3W | SE S26 |
| 645245 | LSGMC 1218 | 32N 3W | NE S26 |
| 645246 | LSGMC 1220 | 32N 3W | NE S23 |
| 553169 | LSGMC 1317 | 32N 3W | SW S25 |
| 653068 | LSGMC 315 | 32N 3W | SW S31 |
| 653069 | LSGMC 415 | 32N 3W | SE S31 |
| 653070 | LSGMC 515 | 32N 3W | SW S32 |
| 653071 | LSGMC 316 | 32N 3W | NW S31 |
| 653072 | LSGMC 416 | 32N 3W | NE S31 |
| 653073 | LSGMC 516 | 32N 3W | NW S32 |
| 653074 | LSGMC 1514 | 31N 2W | NW S6 |
| 653075 | LSGMC 1414 | 31N 3W | NE S1 |
| 653076 | LSGMC 1314 | 31N 3W | NW S1 |
| 653077 | LSGMC 1318 | 32N 3W | NW S25 |
| 653078 | LSGMC 1715 | 32N 2W | SW S32 |
| 653079 | LSGMC 1615 | 32N 2W | SE S31 |
| 653080 | LSGMC 1515 | 32N 2W | SW S31 |
| 653081 | LSGMC 1415 | 32N 3W | SE S36 |

| ADL # | Claim Name | Township Range F.M. | Quarter Section |
|---|---|---|---|
| 653082 | LSGMC 1315 | 32N 3W | SW S36 |
| 653083 | LSGMC 1816 | 32N 2W | NE S32 |
| 653084 | LSGMC 1716 | 32N 2W | NW S32 |
| 653085 | LSGMC 1616 | 32N 2W | NE S31 |
| 653086 | LSGMC 1516 | 32N 2W | NW S31 |
| 653087 | LSGMC 1416 | 32N 3W | NE S36 |
| 653088 | LSGMC 1717 | 32N 2W | SW S29 |
| 653089 | LSGMC 1617 | 32N 2W | SE S30 |
| 653090 | LSGMC 1517 | 32N 2W | SW S30 |
| 653091 | LSGMC 1417 | 32N 3W | SE S25 |
| 657650 | LSGMC 110 | 31N 4W | NW S13 |
| 657651 | LSGMC 111 | 31N 4W | SW S12 |
| 657652 | LSGMC 211 | 31N 4W | SE S12 |
| 661131 | LSGMC 1319 | 32N 3W | SW S24 |
| 661132 | LSGMC 920 | 32N 3W | NW S22 |
| 709124 | LSGMC 107 | 31N 4W | SW S24 |
| 709125 | LSGMC 108 | 31N 4W | NW S24 |
| 709126 | LSGMC 109 | 31N 4W | SW S13 |
| 709127 | LSGMC 207 | 31N 4W | SE S24 |
| 709128 | LSGMC 208 | 31N 4W | NE S24 |
| 709129 | LSGMC 209 | 31N 4W | SE S13 |
| 709130 | LSGMC 210 | 31N 4W | NE S13 |
| 709131 | LSGMC 307 | 31N 3W | SW S19 |
| 709132 | LSGMC 308 | 31N 3W | NW S19 |
| 709133 | LSGMC 309 | 31N 3W | SW S18 |
| 709134 | LSGMC 310 | 31N 3W | NW S18 |
| 709135 | LSGMC 311 | 31N 3W | SW S7 |
| 709136 | LSGMC 407 | 31N 3W | SE S19 |
| 709137 | LSGMC 408 | 31N 3W | NE S19 |
| 709138 | LSGMC 409 | 31N 3W | SE S18 |
| 709139 | LSGMC 410 | 31N 3W | NE S18 |
| 709140 | LSGMC 411 | 31N 3W | SE S7 |
| 709141 | LSGMC 412 | 31N 3W | NE S7 |
| 709142 | LSGMC 507 | 31N 3W | SW S20 |
| 709143 | LSGMC 508 | 31N 3W | NW S20 |
| 709144 | LSGMC 509 | 31N 3W | SW S17 |
| 709145 | LSGMC 510 | 31N 3W | NW S17 |
| 709146 | LSGMC 511 | 31N 3W | SW S8 |
| 709147 | LSGMC 512 | 31N 3W | NW S8 |
| 709148 | LSGMC 607 | 31N 3W | SE S20 |
| 709149 | LSGMC 608 | 31N 3W | NE S20 |
| 709150 | LSGMC 609 | 31N 3W | SE S17 |

| ADL # | Claim Name | Township Range F.M. | Quarter Section |
|---|---|---|---|
| 709151 | LSGMC 610 | 31N 3W | NE S17 |
| 709152 | LSGMC 611 | 31N 3W | SE S8 |
| 709153 | LSGMC 709 | 31N 3W | SW S16 |
| 709154 | LSGMC 710 | 31N 3W | NW S16 |
| 709155 | LSGMC 809 | 31N 3W | SE S16 |
| 709156 | LSGMC810 | 31N 3W | NE S16 |
| 663875 | 1614 | 31N 2W | NE S6 |
| 663876 | 1714 | 31N 2W | NW S5 |
| 663877 | 1814 | 31N 2W | NE S5 |
| 663878 | 1815 | 31N 2W | SE S32 |
| 663879 | 1817 | 31N 2W | SE S29 |
| 663880 | 1914 | 31N 2W | NW S4 |
| 663881 | 1915 | 32N 2W | SW S33 |
| 663882 | 1916 | 32N 2W | NW S33 |
| 663883 | 1917 | 32N 2W | SW S28 |
| 663884 | 2015 | 32N 2W | SE S33 |
| 663885 | 2016 | 32N 2W | NE S33 |
| 663886 | 2017 | 32N 2W | SE S28 |

# Exhibit 1
## Leased Mining Claims

## Part C
### Patented State Mining Claims
### Chandalar Mining District

| US Patent # | Claim Name | BLM Serial No. | Recording |
|---|---|---|---|
| 1022769 | Little Squaw Quartz Lode<br>Big Squaw Quartz Lode<br>Sine Lode<br>Cosine Fraction Lode<br>Crystal Quartz Lode | AKF 001374 | 184/1/Misc. Rec./90<br>USMS 1746 |
| 1024558 | Tobin Quartz Claim Lode<br>Mikado Lode Claim<br>Little Mikado Lode Claim | AKF 001373 | 185/1/Misc. Rec./95<br>USMS 1745 |
| 1036358 | Golden Eagle Lode Claim<br>Bonanza Lode<br>Eneveloe Lode | AKF 001887 | 98/1/Deeds/137<br>USMS 1995 |
| 1036359 | Star No. 1 Lode<br>Star No. 2 Lode<br>Star No. 3 Lode | AKF 001888 | 95/1/Deeds/128<br>USMS 1996 |
| 1036360 | Cosine Lode Claim | AKF 001889 | 99/1/Deeds/141<br>USMS 1997 |
| 1036361 | Crystal No. 2 Lode | AKF 001890 | 100/1/Deeds/144<br>USMS 1998 |
| 1036362 | No. 1 Above on Little Squaw<br>Creek Placer | AKF 0011891 | 97/1/Deeds/134<br>USMS 1999 |
| 1085903 | Jupiter Lode Claim<br>Woodchuck Lode Claim | AKF 003020 | 125/1/Deeds/176<br>USMS 1629 |
| 1085904 | Venus Lode Mining Claim | AKF 003021 | 126/1/Deeds/179<br>USMS 1630 |
| 1088433 | Cosine No. 1<br>Cosine No. 2 | AKF 003081 | 127/1/Deeds/181<br>USMS 1628 |
| 1094946 | Spring Creek Mill Site | AKF 003021A | 130/1/Deeds/186<br>USMS 1633 |

Exhibit 99.7

# DRILLING SERVICES AGREEMENT

THIS AGREEMENT is made the 3rd day of April, 2012, by and between Black Rock Drilling LLC ("Contractor") and Goldrich Mining Company, Inc. ("Client").

1.　　**The Contract.** This Contract is comprised of this Drilling Services Agreement, Exhibits A-H, and the General Conditions attached hereto.

2.　　**The Project.** The Project location and legal description is set forth in **Exhibit A**.

3.　　**The Work.** Contractor shall perform and complete the Work as described in **Exhibits B** and **D** in a good and workmanlike manner in accordance with generally accepted industry practice and the provisions of this Agreement. Client will provide those items and services set forth in **Exhibit C** in a good and workmanlike manner in accordance with generally accepted industry practice and the provisions of this Agreement.

4.　　**Payment.** Payment shall be made as set forth in **Exhibit E**. All pricing is subject to a site visit to ensure accuracy and compliance.

5.　　**Client Representative.** Prior to the time scheduled for commencement of the Work, Client shall advise Contractor in writing of the person or persons who will be Client's representative for the Work. Contractor shall be entitled to rely upon and shall follow the instructions of Client's representative in the field, and Client shall pay for all materials and services provided in connection with such instructions, all as set forth in the daily rig activity report for the drill site and in accordance with the provisions of this Agreement. Client shall require its representative to review and approve the daily rig reports, waybills and other confirmation of deliveries, and other documents relating to the performance of the Work on a daily basis. Client shall be entitled to change its Representative at any time and from time to time but shall advise Contractor in writing three days prior to the effective date of such change. Client shall require its Representative to review and approve the daily rig activity reports on a daily basis. The initial representative is identified in **Exhibit F**.

6.　　**Notices.** All notices, demands and payments required or permitted to be given under this Agreement shall be in writing addressed to the party at the address set forth in this Agreement and may be delivered personally, sent by telex or fax, or sent by prepaid registered or certified mail to the address set forth in **Exhibit G**. Such notice shall be effective when delivered, when sent/received in the case of telex or fax, or on the third business day next following the date it is posted, as the case may be. A party may change the designated contact information in **Exhibit G** in writing so long as written notice is provided seven days prior to the effective date of such change.

7.　　**Responsibility for delays.** Except for delays caused by Contractor's negligence or delays caused by mechanical break-down of Contractor's equipment, the Client shall bear all expense in connection with each hole, as set forth in **Exhibit E**. Contractor is not responsible for delays caused by break-downs or equipment loss resulting from Client direction.

8.     **Confidentiality.** Contractor hereby agrees that all information and data relating to the Work obtained or collected by or coming to the attention of Contractor, its officers, employees, agents, servants, subcontractors, invitees and licensees during the course of the Work shall be for the exclusive use and benefit of Client and shall remain Client's sole and exclusive property to be dealt with or used by Client as it deems best. Contractor hereby covenants and agrees that it shall use its reasonable best efforts to ensure that its employees, agents, servants, subcontractors, invitees and licensees do not divulge to anyone other than Client and its duly authorized representatives, any information or data concerning the progress or result of the Work, or in any manner make use of any information or data which may be gained by them with respect to the Work, except as directed in writing by Client.

Notwithstanding the foregoing, this Agreement and all attachments, specifically including but not limited to the pricing provided by Contractor, shall be treated as confidential by Client and shall remain Contractor's sole and exclusive property to be dealt with or used by Contractor as it deems best. Client hereby covenants and agrees that it shall use its reasonable best efforts to ensure that its employees, agents, servants, subcontractors, invitees and licensees do not divulge to anyone the terms of this Agreement or Contractor's pricing, or in any manner make use of any information or data which may be gained by them with respect to Contractor's pricing, means, or methods or Agreement, except as agreed in writing by Contractor.

9.     **Insurance.** The parties will provide insurance as set forth in **Exhibit H**.

10.     **Indemnity.** Each of the Contractor and Client agree to defend, indemnify and save the other harmless from and against any loss, liability, claim, demand, damage, expense, injury or death arising out of or in connection with this Agreement, to the extent such loss, liability, claim, demand, damage, expense, injury or death is caused by, results from or is attributable to the negligence or willful misconduct of the party against whom indemnity is sought.

11.     **Patent indemnity.** Contractor agrees to defend, indemnify and save Client harmless from and against any damages arising out of or in connection with any infringement or alleged infringement of patent resulting from the use of any patented process or device by Contractor in performing this Agreement, unless Contractor is directed to use such process or device by Client, in which case Client shall defend, indemnify and save Contractor harmless from and against any damages arising out of or in connection with any infringement or alleged infringement of patent resulting from such use.

12.     **Environmental indemnity.** Client will indemnify and hold Contractor harmless for any and all liability, claims, damages and expenses which may arise from events or activities in connection with the Work which are beyond the reasonable control of Contractor, including but not limited to pollution of ground water or surrounding land by discharge of drilling fluids and wastes, except to the extent such claims liabilities and expenses result from or are attributable to the negligent acts or omissions of Contractor or its employees.

13.     **Tax indemnity.** Client shall be responsible for, pay and indemnify and hold Contractor harmless against all local, provincial, state and federal taxes and fees (other than income taxes) resulting from or arising out of this Agreement.

14.     **Compliance with law.** Contractor shall perform its services in compliance with all federal, state, and municipal laws, ordinances and regulations relating to the performance of the Work, including those in respect of Worker's Compensation.

15.     **Liens.** Contractor shall promptly pay all costs and charges incurred by it in connection with the Work and shall not suffer or permit any mechanic's or other liens to attach to any property of Client, except to the extent reasonably contested by Contractor, in which case Contractor shall keep Client advised of its efforts to contest such claims.

16.     **Termination.** If either party defaults in any material covenant, obligation or agreement under this Agreement, the other party may, upon seven (7) days written notice, forthwith terminate this Agreement without liability to the other party; provided, however, in any event Client shall remain liable for and shall promptly pay for all services rendered and materials furnished by Contractor in connection with actual work performed through the date of such notice and perform all demobilization obligations, including payment of any monies relating to demobilization or delays relating to demobilization.

17.     **Force Majeure.** Notwithstanding anything in this Agreement to the contrary, a party hereto shall not be deemed to be in default with respect to the performance of any of the covenants, obligations or agreements under this Agreement, if its failure to comply is due to strike lock-out, civil commotion, invasion, rebellion, hostilities, sabotage, governmental regulations or controls, acts of God, inability to obtain any required materials or services, or an event or occurrence otherwise beyond the reasonable control of the party. The party seeking to rely on this subsection shall give immediate written notice of the same to the other party and shall take all reasonable steps to eliminate the circumstances giving rise to the condition of force majeure. If the condition force majeure continues for a period of 14 days after receipt of the notice, the party receiving the notice shall be entitled to terminate this Agreement upon notice to the party claiming the force majeure.

18.     **Nonwaiver.** No condoning, excusing or waiver by either party of any default, breach or non-observance by the other party at any time or times in respect of any covenant, provision or condition contained in this Agreement shall operate as a waiver of such parties rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance, or so as to defeat or affect in any way the rights of such party of any continuing or subsequent default, breach or non-observance.

19.     **Miscellaneous.**

A. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their successors and assigns. Neither party shall assign this Agreement without written consent of the other, which shall not be unreasonably withheld.

B. The captions appearing in this Agreement have been inserted only for reference and as a matter of convenience and do not define, limit or enlarge the scope or meaning of this Agreement or any provisions thereof.

C. Whenever the singular or masculine is used throughout this Agreement, the same shall be construed as meaning the plural or feminine or body corporate, as the context or the parties so require.

D. Except with respect to instructions of the Client's Representative as described in Section 5 above, this Agreement may be altered only by written consent of both parties hereto.

E. This Agreement shall be interpreted in accordance with the laws of the State of Alaska, without regard to its conflict of laws provisions.

F. The venue for any dispute is Anchorage, Alaska.

**IN WITNESS WHEREOF**, the parties hereto have caused these presents to be executed as of the day and year first above written.

| | |
|---|---|
| **Contractor:** | **Client:** |
| **Black Rock Drilling LLC.** | **Goldrich Mining Company, Inc.** |
| ______________________ | William V. Schara |
| **By: Eric A. Rice** | **By: William V. Schara** |
| **Its: Manager** | **Its: CEO**/PRESIDENT |
| **EIN#: 45-1487282** | **EIN#: 91-0742812** |

# GENERAL CONDITIONS

1. **Reporting.** Contactor shall make and deliver to Client's representative a daily rig activity report by shift as to the progress of the drilling of the holes included in the Work. Client shall promptly sign and approve the report or note any areas of discrepancy. Client and Contractor shall retain a copy of each daily rig activity report for their records. Such reports shall include the depth drilled at each hole, ancillary charges, and any other relevant information.

2. **Direction.** Client's representative shall designate in writing the location, azimuth, angle and depth of each hole it wishes be drilled.

3. **Personnel.** Contractor agrees to assign to the Work experienced and properly trained personnel necessary to properly perform and complete the Work; to provide the equipment and supplies set forth in Exhibits B and D hereto; and to provide such additional equipment and supplies as Contractor shall reasonably determine to be necessary to properly perform and complete the Work. Client agrees that all Contractor personnel employed in the work will not be employed, contracted, or otherwise directly engaged by Client, for the duration of this contract, and for 60 days thereafter. Client, in good faith, may request that personnel working for Client be removed from the Work. The Contractor will replace, as soon as possible, any personnel not acceptable to Client.

4. **Drilling.** The Contractor shall make good faith efforts to:

    A. Drill the holes in sequence designated by Client's representative.

    B. Use reasonable efforts to drill each hole at the location marked or specified by Client's Representative and, if a number of feet or meters are specified in Exhibit B, drill each hole to a depth as specified in Exhibit B or to a final termination depth as specified by Client's Representative.

    C. Use reasonable efforts to drill each hole in such a manner as to produce as high a percentage of recovered core as the core barrel used and the nature of the ground being drilled will permit.

    D. Collar each hole at the azimuth and angle directed by Client's Representative within the range set forth in Exhibit B. Client shall have the right to check such angles and azimuth before drilling commences.

    E. Use drilling mud or other drilling additives in each hole when it is, in Contractor's opinion, required to achieve satisfactory and safe drilling progress.

    F. Upon completing or abandoning each hole, close the hole off by plugging as required by federal and state law with a commercial hole plugging product and mark it in the manner designated by Client's Representative.

G.  Maintain an accurate record of the depth of each hole.

H.  Disclose to the Client the length of casing protruding above the surface of the ground level and the depth that the casing is set into each hole.

I.  Measure all hole depths from ground level.

5.  **Cores.** Contractor shall use reasonable efforts to core the entire depth of each hole after penetrating the overburden and rock, and in that regard, Contractor shall:

A.  Keep all cores in core boxes provided by Client unless Contractor is responsible for provision of these boxes.

B.  Take reasonable precautions to keep the cores and core boxes free of contamination.

C.  Place the cores in proper sequence and orientation in the core boxes and insert labeled wood blocks to designate the depth of casing and the end of each run.

D.  Mark on each core box Client's name, project name, hole number, box number and depth range contained with each box.

E.  Upon payment, the cores shall become the property of Client at the drill site. If Contractor is requested by Client to move the core in Contractor's vehicles and/or using Contractor's personnel, loss or damage to the core shall be at Client's risk.

If Client requires that cores be kept in locked containers, such containers and locks shall be provided by Client, unless otherwise indicated in Exhibit E. Once locked the Contractor shall not have access to the cores in the locked boxes.

6.  **Abandonment of Holes.** Contractor shall only abandon holes when approved by Client's Representative or as otherwise set forth herein.

If cavities, excessively blocky, loose or caving ground, excessive water, excessive temperatures, gas flows, or other problems are encountered in any hole in such magnitude as to render, in Contractor's reasonable judgment, further drilling risky in terms of risk to personnel or risk of loss of drilling tools or equipment, Contractor may abandon that hole, and Client shall pay the Contractor for the Work completed according to the Rates referred to in Exhibit E.

If Client is informed by Contractor that Contractor recommends abandonment of the hole and/or is in danger of losing tools and equipment in the hole, and, notwithstanding Contractor's judgment to abandon, Client requires Contractor to continue the Work on such hole, Client shall pay Contractor all extra costs and charges for continuing, including replacement costs if tools and/or equipment become damaged or are lost in the hole according to the rates referred to in Exhibit E.

If Client requires Contractor in all cases to obtain prior authorization, time lost in doing so shall be chargeable at the Non-Operating Hourly Rate.

7.    **Maintenance of site.** During the course of the Work, the Contractor shall keep the drill and camp areas free of accumulations of waste, rubbish and garbage, and upon completion of the Work shall remove all tools, scaffolding, surplus materials, rubbish or garbage and leave the working and camp sites in a clean and sanitary condition. The Contractor shall promptly clean up and properly dispose of all soil contaminated by leakage or spills of oil, diesel, gasoline or other toxic substances emanating from any of Contractor's equipment.

8.    **Environmental responsibility.** Any environmental responsibility relating to Contractor's use of the drill sites shall be borne by Contractor, while any environmental responsibility relating to the construction or reclamation of the drill sites shall be borne by Client.

9.    **Permits.** Client will be responsible for procuring and maintaining all necessary permits for the performance of the Work. Failure to obtain the necessary permits will not be a cause for force majeure. The Client shall be responsible for all costs resulting from the Client's failure to obtain any permit or any delay or shut down by any governmental agency from deficient permits or the failure to obtain any permit.

10.   **Occupational Health and Safety.** Contractor shall ensure its employees and agents comply with all applicable provisions of the State of Alaska and MSHA Mining Regulations as well as OSHA requirements.

11.   **Hole Deviation.** Hole deviation deemed to be the deviation of a hole from the planned azimuth and inclination to the actual. Contractor to take all reasonable precaution to keep the hole within guidelines. When deviation is discovered, secondary means may be required to redirect the hole to the correct course. This may be achieved by wedging or any method required at the discretion of the drilling supervisor, charges for such operations to be at Operating Rate.

12.   **Representations regarding site.** Client has advised that the Contractor should anticipate sediment hosted deposits with alluvial overburden in variable thickness up to 200ft, as the on-site conditions and drilling conditions. Should the conditions be other than as described, including but not limited to being blocky, abrasive, caving ground, artesian water flows, loose or unconsolidated ground, welling clays, ground that results in lost circulation, or otherwise contrary to these representations (all referred to herein as "Unusual Conditions"), Contractor shall be entitled to an equitable adjustment in its pricing.

# EXHIBIT A

## LOCATION OF WORK

**Little Squaw Mine and Surrounding Areas
The Chandalar Mining District of Alaska
190 Miles North of Fairbanks, Alaska
67.579024,-148.175955**

## LEGAL DESCRIPTION OF PROPERTY

_____
_____
_____

# EXHIBIT B
## SERVICES TO BE PROVIDED BY CONTRACTOR

1.     Guaranteed minimum total lineal
   footage to be drilled.                                 _____

2.     Anticipated total lineal footage
   to be drilled.                                       15,000FT

3.     Size(s) of wireline core.                        HQ and NQ2

4.     Date of commencement of the Work.        June 20$^{th}$ 2012

5.     Work schedule.                                  7 days a week 24
   hours a day

6.     Allowable distance of hole collar
   from Client's designation location.       N/A

7.     Angle of holes.                                -45 to -90

8.     Depth of casing.                             As necessary

9.     Surveying of holes                        Will be done at Client
   request

10.    The number and type of personnel
    to be provided by the Contractor.        (1) Job Foreman
                                                   (2) Drillers
                                                   (4) Drill Helpers

## EXHIBIT C
## ITEMS AND SERVICES PROVIDED BY CLIENT

Client shall provide the following items at no cost to the Contractor:

1. Site inductions/orientations
2. Collar locations
3. Drill plans
4. Core boxes, to include lids, marker blocks and sample bags.
5. Drilling mud and fluids
6. Drill site preparation, suitable for equipment indicated in Schedule C, and to a minimum of Black Rock safety standards.
7. Access to drill site to a reasonable standard, which at a minimum shall mean that the access is negotiable by a 4 wheel drive vehicle, drilling equipment and associated equipment, and acceptable to Contractor's onsite manager.
8. Transport of core from the drill site.
9. Onsite lay down area within 300 yards of Squaw Lake Landing Strip
10. Ancillary equipment for moving Contractor's equipment if needed.
11. Disposal of drilling fluid or wastes.
12. Diesel fuel for rig, pumps, light plant, etc. at drill sites
13. MSHA compliant transportation with the ability to haul fuel from camp (or other location housing Contractor's personnel) to drill site
14. Room and board for the Contractor's personnel within 10 miles of drill site.
15. Water supply within 4500 feet of drill pad
16. Onsite representative

Client shall identify an on-site representative (per Section 5 of the Agreement) who shall be available to Contractor at all times when work is being performed. Client's representative will have the authority to (a) review and approve daily rig reports, (b) review and sign waybills or other delivery receipts, and (c) make decisions as to the drilling activities on a day-to-day basis.

Exhibit C
Drilling Services Agreement

Page 10 of 20

# EXHIBIT D
# EQUIPMENT TO BE PROVIDED BY CONTRACTOR

The Contractor will provide the following equipment for use on the Project:

1.  Drilling Rig.

    1-BRD 85 Skid mounted Core Drill


2.  Vehicles.

    To be supplied by Client


3.  Water Supply.

    Fordia Elepump with Longyear Bean for backup. 5,000FT of ¾" or 1" high pressure waterline


4.  Ancillary Equipment.

    1 top mixing skid mounted mud system (1500 gal)
    All rod racks, stands and associated equipment
    Enclosed drill shack
    Enclosed pump station with diesel fired heater
    Diesel powered welder.
    Timbers for drill pad construction (dimensions to be determined by Contractor but timber to be purchased at Client's cost)

5.  Drill Strings and Casing.

    1,000 FT of NQ rod
    1,500 FT of HQ rod plus adequate HWT casing (minimum of 120FT)

6.  Supplies and Spares.

    Sufficient for completion of the Contract subject to other terms of this Agreement

# EXHIBIT E
# PAYMENT FOR THE WORK

Payment for the Work shall be made in accordance with this Exhibit E and the terms of the agreement. All rates set forth herein, unless specifically stated otherwise, are in U.S. dollars.

Client shall pay Contractor the required prepayment amount 10 days prior to commencement of the Work. The required prepayment amount shall be retained by Contractor for the duration of the Contract. The required prepayment amount shall be applied against Client's final invoice.

Contractor will invoice Client weekly on the basis of the daily rig activity reports. Daily rig activity reports, cost sheets, consumable charges, third party charges and other information pertaining to invoice amounts shall be subject to revision by the Contractor to correct errors and omissions and to ensure invoicing is prepared in accordance with this agreement and schedules hereto. Consumables chargeable to Client may be invoiced upon arrival at the job site. Shipments will be directed from the vendor or from Contractor's stock point. Transportation of consumable will be via a common carrier or Contractor's trucks. If Client requires that consumables be charged on a consumption basis then an additional ten percent (10%) charge for shortages and damaged product will apply. Such consumables shall not include diamond bits, shells, casing shoes or tri-cone bits.

Upon job completion, an inventory of remaining consumables will be taken and a credit at cost less freight will be issued to the Client for same. Bulk shipment invoicing shall take precedence over daily consumable usage as reported on the drill logs or daily reports. In cases where hole-by-hole costing is requested, the Contractor will endeavor to report the consumables cost accordingly.

Client shall pay Contractor for all services performed and materials provided hereunder within 14 days of end of invoiced period.

Overdue invoice amounts shall bear, and the Client shall pay to the Contractor, interest at a rate of one and one-half percent (1.5%) per month from the date due until paid, or the highest rate allowed by law.

Disputed amounts or items contained in any invoice shall not be cause for Client to delay payment of remaining undisputed amounts or items. The nature of any disputed invoice shall be communicated to Contractor prior to or shall accompany the payment of the undisputed balance.

Payment for the Work shall be made at the following rates:

1.    Required Prepayment Amount (due 10 days prior to Commencement of the Work):                                                  **$150,000 per rig**

2.    Mobilization for all rigs and crew from Fairbanks to Little Squaw Landing strip point:

| | | |
|---|---|---|
| A. | Crew and new equipment (i.e., equipment not on site for the 2011 drilling season) | **Client Cost** |
| B. | Returning equipment | **50% Client Cost; 50% Contractor Cost** |

3. Demobilization of drilling rig to Fairbanks: **Client Cost**

If drilling rig and equipment subject to paragraph 4 below are not demobilized by Client to Fairbanks within 10 calendar days after drilling operations have ceased, a standby rate of $250.00 per day will be charged to the Client for each day starting on the 11[th] day after drilling operations ceased and continuing until the drilling rig and all other equipment is received by Black Rock Drilling in good condition in Fairbanks, Alaska.

4. Demobilization of crew and remaining equipment to Fairbanks: **Client cost**

5. Inductions/Site Orientations **$500/man/day**

6. Drilling Rates:

A. Overburden penetration (0 - 100 Feet) **$300/Rig Hour**

B. Coring **PRICE PER FOOT**

| | Vertical | Angle |
|---|---|---|
| | **HQ or Smaller** | |
| 0 – 500 Feet | $ 40.00 | $ 42.00 |
| 501 – 1000 Feet | $ 43.00 | $ 45.00 |
| 1001 - 1500 Feet | $ 46.00 | $ 48.00 |

If Client desires hole depths greater than 1500 feet, then the Contractor may undertake such drilling only upon such conditions and at such rates as may be agreed prior to the commencement of such drilling.

C. If client chooses to be billed for hourly drilling instead of by foot, Client shall pay **$410 per hour** for drilling.

7. Hourly Rates:

A. **Moving Rate** **$300/ Rig Hour**
   Moving Rate to apply when moving (including tearing down and dismantling equipment, moving, setting up and loading or off-loading equipment) drill equipment, supplies and personnel from the highway truck discharge point to the initial drill site, between drill sites and from final drill site to the highway truck loading point

B.  **Operated Hourly Rate**                            **$300/ Rig Hour**

Operated Hourly Rate (in addition to charges for materials, supplies, and equipment) applies when the following items of Work are being performed:

1.  Testing, hole surveying.
2.  Regaining circulation.
3.  Hole stabilization/conditioning.
4.  Fishing or retrieving for in hole tools (provided lost tools are due to geologic conditions).
5.  Hole reduction.
6.  Cementing (if required) (includes pump and labor. Does not include grout).
7.  Setting or pulling casing.
8.  Mud mixing when drilling is unduly interrupted.
9.  Rod tripping.
10. Drilling in conditions such that a minimum progress cannot be maintained.
11. Tricone drilling
12. Hole plugging and abandonment
13. Reaming
14. Rig Moves
15. Hole dip and azimuth changes
16. Core orientations (if required)
17. Rod pulls
18. Drilling through Unusual Conditions

C.  **Non-Operating Hourly Rate**                       **$250/ Rig Hour**

Non-Operating Hourly Rate applies when work is interrupted due to delays not caused by the Contractor or delays beyond his control, or as specified elsewhere in this Exhibit E. This rate shall apply when the following functions are being performed:

1.  Awaiting instructions.
2.  Cement setting time.
3.  Waiting for helicopter.
4.  Hole logging by others.
5.  Site or access delays.
6.  Waterline installation/removal and maintenance.
7.  Water delays not arising from Contractor's equipment.
8.  Crew required safety meetings
9.  Any other delay caused by the Client beyond Contractor's control

Long term standby (longer than two weeks) shall be charged at $2,000/day. Contractor may charge for long term standby during holiday shut downs.

D. **Engineering Hourly Rate**                                    **$300/Rig Hour**
Engineering Hourly Rate (in addition to charges for materials, supplies, and equipment) applies when work functions defined hereunder are being performed.

1. Wedging operations.
2. Drilling at controlled penetration rates for deviation control.
3. Core orientation.

E. **Delay Rate**                                    **$250.00 per Rig Hour**
Delay Rate applies during any stoppage of Work requested or caused by the Client or delays caused by access problems, excluding weather problems. Drilling stoppage or delays caused by inclement weather problems are recognized as a risk shared equally by both Client and Contractor and shall not be a reason for compensation claims by either Client or Contractor of the other.

F. **No Charge Hours**
Client will not be charged for the following:

1. Mechanical downtime on rig or other Contractor-provided equipment caused by Contractor
2. Lost time through no crew due to sickness, injury, missed flights;
3. Retrieving/fishing for lost or stuck rod strings due to driller error
4. Missing Contractor-provided parts or drilling consumables/tools
5. Any other downtime/delays caused by the Contractor beyond Client's control

8. Consumables:
Consumables such as, but not limited to the following are chargeable at invoice cost, FOB the Project Site, plus 10%:

A. Hole conditioning agents including but not limited to rod grease, liquid polymers, cutting oils
B. Grouting consumables; grout plugs
C. Wedges
D. Fuel for rig and ancillary equipment
E. Specialized drilling tools (if required)
F. Special tools or drilling accessories required
G. Cement.
H. Casing left in holes or unrecovered casing when used for hole reduction.
I. Casing shoes.

9. Fuel:
If Contractor provides fuel, Client will reimburse Contractor for the cost of so providing, including costs of transportation, plus 10%.

10. Winter Operating Conditions:
If temperature average at the drill site is below 30 degrees F for more than 48 continuous hours a winter drilling surcharge of 25% will be added to all operating and drilling rates. This surcharge is to be retroactive to when the temperature dropped to 30 F or below.

11. Additional Equipment/Tools:

| | | |
|---|---|---|
| A. | Surveying Tools | **$4000/month** |
| B. | Water supply pump and water line | **N/A** |
| C. | Light Plant | **Client to provide** |
| D. | Water truck (for winter drilling or water distance over 4500FT) **$10,000/month** | |
| E. | Waterline Heaters (when in use) | **$2500/month/unit** |

12. Third Party Services:
Contractor may engage the services of third parties on behalf of Client with Client's prior consent. Such services may be in the form of additional equipment rental, field personnel airfare, cat operations, cementation services, expediting services, and mud engineering services or other services, rentals or labor as may be required.

Third party costs shall be charged to Client at Cost FOB the Project plus 10%.

13. Room and Board:                              **$Client Cost**

14. Travel time:                              **$300/ Crew Hour**
Travel time from camp to work site or from work site to camp shall not be charged for the first 15 minutes each way, but shall only apply for the time spent in excess of 15 minutes one way.

15. Damaged or Lost Items:
If, due to no fault of Contractor's personnel and after good faith effort by Contractor to recover the equipment, geological or geotechnical conditions cause equipment (including but not limited to bits, casing, drill rods, survey camera, etc.) to be irreparably damaged, lost, or stuck down hole, the Client shall pay to Contractor the list price of the equipment so damaged or lost. The time spent in fishing for this equipment, whether successful or not, will be charged at the Operating Rate.

Contractor and Client will endeavor to agree as to the application of this clause at the time of any such loss or damage. If the damage or loss is caused by Contractor, Contractor shall bear the cost of such loss.

Contractor shall have no responsibility nor pay any cost for any equipment belonging to and run by the Client which is lost or damaged.

In the case of excessive bit wear due to geological condition unforeseen by the Client or Unusual Conditions, Contractor will be entitled to compensation for such excessive wear at an average cost per foot, such price to be agreed to by Client's on-site representative and Contractor's drilling supervisor.

16.  Excessive bit wear:
In the case of excessive bit wear due to drilling in abrasive or very hard geological conditions, Client shall compensate Contractor for such excessive wear to an average cost per foot as agreed between the parties. In the event that the average monthly bit wear rate (total footage drilled for the month divided by the number of diamond drill bits consumed), is less than 175 feet the following schedule of rates is payable by the Client. The Contractor will provide Client with records, reports and invoices relating to bit purchased and wear rates.

| Excessive Bit Wear | Percentage of Bit Cost Payable |
|---|---|
| 0 ft to 30 ft | 90% |
| 30 ft to 60 ft | 80% |
| 60 ft to 90 ft | 70% |
| 90 ft to 120 ft | 60% |
| 120 ft to 175 ft | 50% |
| Greater than 175 ft | 0% |

17.  Repairs, Service and Maintenance:
Repairs, service and maintenance shall be for the Contractor's account, both for material and time costs incurred and Client shall not be charged operating or non-operating hourly rates for any such time, unless such repairs, service, or maintenance is required due to direction from Client, in which case Client shall be charged the applicable hourly rate and the cost of the repairs plus 10%.

# EXHIBIT F
## CLIENT REPRESENTATIVE

Client's Representative is:

Name:        William Schara
Phone:       509.535.7367
Fax:         509.695.3289
Cell Phone:  509.768.4468
Email:       wschara@goldrichmining.com
Address:     2607 Southeast Blvd., Suite B211
             Spokane, WA 99223
             USA

<h1 style="text-align:center">EXHIBIT G<br>ADDRESS/CONTACT INFORMATION</h1>

Any notice required under this Agreement shall be provided to Contractor and Client, as required, at the following address:

CLIENT:

**Goldrich Mining Company**
**2607 Southeast Blvd., Suite B211**
**Spokane, WA 99223**
**USA**

CONTRACTOR:

**Black Rock Drilling LLC.**
**17525 East Euclid Avenue**
**Spokane Valley, WA 99216**
**USA**

With a copy to:
**Black Rock Drilling LLC**
**1634 W. 13th Ave.**
**Anchorage, AK 99501**
**USA**

**EXHIBIT H**
**INSURANCE AND BOND PROVISIONS**

Contractor shall provide the following insurance:

1. Comprehensive General Liability insurance protecting the Client, the Contractor and their respective officers, employees, agents, servants, subcontractors, invitees and licensees against damages arising from personal injury (including death) and from claims for property damage which may arise directly or indirectly out of the operations of the Contractor, its officers, employees, agents, assigns, servants, subcontractors, invitees and licensees under this Agreement.

2. Automobile Insurance on the Contractor's owned and non-owned vehicles, protecting the Contractor, the Client and their respective officers, employees, agents, servants, subcontractors, invitees and licensees against damages arising from bodily injury (including death) and from claims for property damage arising out of the operations of the Contractor, its officers, employees, agents, servants, subcontractors, invitees and licensees under this Agreement.

3. Employers' Liability Insurance covering claims by employees, agents or servants of the Contractor.

4. Workers compensation, unemployment and all applicable state and federal insurances required by law.

Each of the policies of insurance should:

1. Be in an amount not less than $ 2,000,000. Inclusive of any one occurrence (as to liability policies).

2. Include a standard form of cross-liability clause.

3. Indicate that the insurer will give Client at least 30 days prior written notice of amendment, cancellation or termination of the coverage.

4. Name Client as additional insured and provide copy of such designation to Client.

If the Client requires a Contract completion or other bond shall in all cases be to the Client's account. Such bonds and their costs shall be specified as set forth in Exhibit E.

T3289\10\FINAL DOCS\AGRdrillingservices FINAL

# PROMISSORY NOTE

| | | | |
|---|---|---|---|
| Amount: | $950,000.00 | Date: | April 2, 2012 |
| Borrower: | Goldrich Mining Company | Lender: | NyacAU, LLC |
| | 2607 Southeast Blvd., Suite B211 | | 1634 West 13th Avenue |
| | Spokane, Washington 99223 | | Anchorage, Alaska 99501 |

**PROMISE TO PAY.** Goldrich Mining Company ("Borrower") promises to pay NyacAU, LLC ("Lender"), or order, in lawful money of the United States of America, the principal amount of NINE HUNDRED FIFTY THOUSAND DOLLARS ($950,000.00) or so much as may be outstanding, together with interest on the unpaid outstanding principal balance of each advance at the annual rate of TEN PERCENT (10.0%) or TWO PERCENT (2.0%) above The Wall Street Journal Prime Rate (as of the date hereof, adjusted annually) whichever is greater. Interest shall be calculated from the date of each advance until repayment of each advance.

**PAYMENT.** Borrower will pay this loan in accordance with the terms and conditions of that certain Term Sheet executed by Borrower and the Members of Goldrich NyacAU Placer, LLC, Goldrich Placer, LLC, and NyacAU, LLC, and effective on April 2, 2012, incorporated by reference herein, until this Note is paid in full. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest then to principal.

**PREPAYMENT.** Borrower may pay without penalty all or a portion of the amount owed earlier than it is due.

**DEFAULT.** Borrower will be in default if any of the following happens:

    (a)    Borrower fails to make any payment due.

    (b)    Borrower breaks any promise Borrower has made to Lender, or Borrower fails to comply with or to perform when due any other term, obligation, covenant, or condition contained in this Note or any agreement related to this Note, or in any other agreement or loan Borrower has with Lender ("Related Documents").

    (c)    Borrower defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the Related Documents.

    (d)    Any representation or statement made or furnished to Lender by Borrower or on Borrower's behalf is false or misleading in any material respect either now or at the time made or furnished.

    (e)    Borrower becomes insolvent, a receiver is appointed for any part of Borrower's property, Borrower makes an assignment for the benefit of creditors, or any proceeding is commenced either by Borrower or against Borrower under any bankruptcy or insolvency laws.

(f)    Any creditor tries to take any of Borrower's property on or in which Lender has a lien or security interest.

(g)    Borrower is dissolved or subject to a change of control or any of the other events described in this default section occurs with respect to Goldrich Placer, LLC.

(h)    A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of the indebtedness is impaired.

(i)    Lender in good faith deems itself insecure.

If any default, other than a default in payment, is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default: (a) cures the default within fifteen (15) days; or (b) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, without notice, and then Borrower will pay that amount. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower also will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's reasonable attorneys' fees and Lender's legal expenses whether or not there is a lawsuit, including reasonable attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law. This Note has been delivered to Lender and accepted by Lender in the state of Alaska. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the Alaska state courts in the Third Judicial District, or at Lender's option, to the jurisdiction of the courts wherever any property in which Lender has a security interest is located. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other. This Note shall be governed by and construed in accordance with the laws of the State of Alaska.

LINE OF CREDIT. This Note evidences a revolving line of credit. Advances under this Note may be requested either orally or in writing by Borrower or by an authorized person. Lender may, but need not, require that all oral requests be confirmed in writing. All communications, instructions, or directions by telephone or otherwise to Lender are to be directed to Lender's office shown above. The following party or parties are authorized to request advances under the line of credit until Lender receives from Borrower at Lender's address shown above written notice of revocation of their authority: William Schara. Borrower agrees to be liable for all sums advanced in accordance with the instructions of an authorized person. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender's internal records, including computer printouts. Lender will have no obligation to

Exhibit 99.9

## ASSIGNMENT OF OPTION AND RIGHT OF FIRST REFUSAL

Goldrich Mining Company (formerly Little Squaw Gold Mining Company), an Alaska corporation, whose address is 2607 Southeast Boulevard, Suite B211, Spokane, WA 99223 ("Assignor"), hereby assigns and transfers to Goldrich NyacAU Placer, LLC, an Alaska limited liability company, whose address is 1634 West 13th Avenue, Anchorage, AK 99501 ("Assignee"), all of Assignor's right, title and interest in that certain *Option to Purchase 2% Mineral Reservation*, executed on June 24, 2003, by Eskil Anderson, a married man, individually and as Trustee, his heirs, legal representatives, or successors ("Anderson"), wherein Anderson granted to Assignor an option to purchase the two percent (2%) royalty reservation in minerals retained by Anderson in certain mining claims identified therein which are subject to that Notice of Royalty recorded at Book 865 Page 214, Fairbanks Recording District, State of Alaska ("Option"). The Option is subject to a right of first refusal and exclusive right to purchase upon dissolution of Goldrich NyacAU Placer, LLC, in favor of Assignor.

This Assignment is made pursuant to, and is effective as of the execution of the Term Sheet of even date that grants Assignee the exclusive right and license to explore for, develop, mine and control all placer gold located on or extracted from property located on Assignor's state mining claims, and patented lands in the Chandalar Mining District, Alaska, including claims subject to the reserved royalty interest and Option.

Assignor and Assignee hereby agree to execute any and all other instruments as may be necessary or required to exercise the option and/or carry out and effectuate the assignment described herein.

This Assignment shall be effective April 2, 2012.

ASSIGNOR:  GOLDRICH MINING COMPANY

By: _William Schara_____
    William Schara
Its:  President

ASSIGNEE: GOLDRICH NYACAU PLACER, LLC

By: ______________________________
J. Michael James, Manager, NyacAU, LLC,
Manager of Goldrich NyacAU Placer, LLC

STATE OF WASHINGTON )
) ss.
COUNTY OF Spokane )

The foregoing instrument was acknowledged before me this 3 day of April, 2012, by William Schara, the President of GOLDRICH MINING COMPANY.



GRACE-MARIE A GALLAGHER
COMMISSION EXPIRES
NOTARY PUBLIC
11-16-2014
STATE OF WASHINGTON

[signature]
Notary Public in and for Washington
My Commission Expires: Nov 16, 2014

STATE OF ALASKA )
) ss.
THIRD JUDICIAL DISTRICT )

The foregoing instrument was acknowledged before me this _____ day of ______________, 2012, by J. Michael James, the Manager of NyacAU, LLC.

______________________________
Notary Public in and for Alaska
My Commission Expires: ______________

T3289\10\FINAL DOCS\GOLDRICH NYACAU\ASSIGNoption FINAL



# PROMISSORY NOTE

| | | | |
|---|---|---|---|
| Amount: | $250,000.00 | Date: | _____ |
| Borrower: | Goldrich NyacAU Placer, LLC | Lender: | NyacAU, LLC |
| | 1634 West 13th Avenue | | 1634 West 13th Avenue |
| | Anchorage, Alaska 99501 | | Anchorage, Alaska 99501 |

**PROMISE TO PAY.** Goldrich NyacAU Placer, LLC ("Borrower") promises to pay NyacAU, LLC ("Lender"), or order, in lawful money of the United States of America, the principal amount of TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000.00), together with interest on the unpaid outstanding principal balance at the annual rate of TEN PERCENT (10.0%) or TWO PERCENT (2.0%) above The Wall Street Journal Prime Rate (as of the date hereof, adjusted annually) whichever is greater.

**PAYMENT.** In the event Lender makes this loan in accordance with the terms and conditions of that certain Term Sheet executed by the Members of Goldrich NyacAU Placer, LLC, Goldrich Placer, LLC, and NyacAU, LLC, and effective on April 2, 2012, incorporated by reference herein ("Term Sheet"), Borrower will pay this loan in accordance with the terms and conditions of the Term Sheet until this Note is paid in full. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest then to principal.

**PREPAYMENT.** Borrower may pay without penalty all or a portion of the amount owed earlier than it is due.

**DEFAULT.** Borrower will be in default if any of the following happens:

(a) Borrower fails to make any payment due.

(b) Borrower breaks any promise Borrower has made to Lender, or Borrower fails to comply with or to perform when due any other term, obligation, covenant, or condition contained in this Note or any agreement related to this Note, or in any other agreement or loan Borrower has with Lender ("Related Documents").

(c) Borrower defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the Related Documents.

(d) Any representation or statement made or furnished to Lender by Borrower or on Borrower's behalf is false or misleading in any material respect either now or at the time made or furnished.

(e) Borrower becomes insolvent, a receiver is appointed for any part of Borrower's property, Borrower makes an assignment for the benefit of creditors, or any proceeding is commenced either by Borrower or against Borrower under any bankruptcy or insolvency laws.

(f)     Any creditor tries to take any of Borrower's property on or in which Lender has a lien or security interest.

(g)     Any Member of Goldrich NyacAU Placer, LLC is dissolved or subject to a change of control or any of the other events described in this default section occurs with respect to any Member of Goldrich NyacAU Placer, LLC.

(h)     A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of the indebtedness is impaired.

(i)     Lender in good faith deems itself insecure.

If any default, other than a default in payment, is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default: (a) cures the default within fifteen (15) days; or (b) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, without notice, and then Borrower will pay that amount. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower also will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's reasonable attorneys' fees and Lender's legal expenses whether or not there is a lawsuit, including reasonable attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law. This Note has been delivered to Lender and accepted by Lender in the state of Alaska. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the Alaska state courts in the Third Judicial District, or at Lender's option, to the jurisdiction of the courts wherever any property in which Lender has a security interest is located. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other. This Note shall be governed by and construed in accordance with the laws of the State of Alaska.

STATUTE OF LIMITATIONS. The limitations period for enforcing this Note and each Related Document is ten (10) years from the date of discovery of Borrowers' breach or act of default by Lender.

TRANSFERS IN TRUST. Borrower covenants with Lender that it has not, and warrants to Lender that until all obligations of Borrower under this Note have been satisfied and Borrower has been released by Lender in writing, Borrower will not transfer any assets of Borrower into a trust or similar entity to be held for the benefit of Borrower or any other entity or individual, in any manner which precludes Lender's access to such assets in the event of default. Borrower agrees that any transfer in violation of this provision of this Note is void as to Lender.

GENERAL PROVISIONS. Lender may delay or forego enforcing any of its rights or remedies under this Note without losing them, Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, protest and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan, or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE AND ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THE NOTE.

BORROWER:

GOLDRICH NYACAU PLACER, LLC

By:_____
      J. Michael James, Manager, NyacAU, LLC,
      Manager of Goldrich NyacAU Placer, LLC